SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

December 2, 2002

IFCO SYSTEMS N.V.
(Translation of registrant’s name into English)

Rivierstaete, Amsteldijk 166
1079 LH Amsterdam, The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                             N/A.

Quarterly Report

The registrant’s Third Quarterly Report 2002 filed with the Frankfurt Stock Exchange on November 28, 2002, with respect to the three months and nine months ended September 30, 2002, is attached to this report as Appendix A.

Ad Hoc Disclosure

The ad hoc disclosure filed by the registrant with the Frankfurt Stock Exchange on November 28, 2002, regarding the registrant’s results for the three months and nine months ended September 30, 2002, is attached to this report as Appendix B.

Press Releases

The press release dated November 28, 2002, by the registrant, regarding the registrant’s results for the three months and nine months ended September 30, 2002, is attached to this report as Appendix C.

The Company has made a press release dated December 2, 2002 announcing the approval by its shareholders at a general meeting held on November 28, 2002 of the Restructuring Agreement, dated September 18, 2002, by and among the Company, Schoeller Logistic Technologies Holding GmbH, Schoeller Logistic Systems GmbH and the Consenting Noteholders that are signatories thereto (the “Restructuring Agreement”) and other corporate actions necessary to implement the Restructuring Agreement. The press release is attached to this report as Appendix D.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IFCO SYSTEMS N.V. (Registrant)

Date: December 2, 2002

By:	/S/ MICHAEL W. NIMTSCH
Michael W. Nimtsch Senior Executive Vice President and Chief Financial Officer

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APPENDIX A

[IFCO SYSTEMS LOGO]

Third Quarterly Report
2002

IFCO SYSTEMS N.V. AND SUBSIDIARIES
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the Three and Nine Months Ended September 30, 2002

GENER AL INFORMATION

IFCO Systems N.V., which was incorporated under the laws of the Netherlands on March 31, 1999, is the holding company for IFCO Systems GmbH and its subsidiaries (formerly known as IFCO Systems Europe GmbH and, previously, IFCO Europe Beteiligungs GmbH) (“IFCO Europe”), IFCO Systems North America, Inc. and its subsidiaries (“IFCO North America”). Unless otherwise indicated, all references in this report to we, us, our, and similar terms, as well as references to the “Company” and “IFCO Systems” refer to IFCO Systems N.V. and its subsidiaries after the contribution of the capital shares of the IFCO Companies (as defined herein) to IFCO Systems N.V. and to the IFCO Companies and their subsidiaries before that time.

IFCO Systems was founded for the purpose of merging (the “Merger”) IFCO Europe, MTS Ökologistik GmbH (“MTS”), and IFCO International Network Beteiligungsgesellschaft mbH (formerly known as Schoeller International Logistics Beteiligungsgesellschaft mbH) (“IFCO International” and together with IFCO Europe and MTS, the “IFCO Companies”), and their subsidiaries with PalEx, Inc. and its subsidiaries (“PalEx”). The Merger was completed on March 8, 2000, concurrently with the Company’s initial public offering and related transactions. The Company’s acquisition of IFCO North America was accounted for as a purchase. Following the Merger, PalEx changed its name to IFCO North America, and MTS and IFCO International were subsequently merged into IFCO Europe.

With the completion of the Merger, the IFCO Companies’ returnable plastic container (“RPC”) systems were combined with IFCO North America’s pallet and industrial container operations. The Company currently has RPC operations in Europe and North America. RPCs are used to transport products through one whole distribution cycle and then are reused multiple times. The Company manages a global pool of approximately 67.4 million owned or leased RPCs, serving customers in 29 countries.

The Company also has pallet services operations in the United States and pallet pooling operations in Canada. The pallet services business offers a variety of pallet services, including repair and recycling. In Canada, the Company owns and manages a rental pool of approximately 1.4 million pallets, making it one of the largest pallet rental pool owners in North America.

The Company’s headquarters are located in Amsterdam, the Netherlands. Its European operations headquarters are in Munich, Germany, and its North American operations headquarters are in Houston, Texas. There are approximately 54 locations in Europe, 1 location in South Africa, and 96 locations in North America. In addition, the Company has investments in RPC operations in Japan, with 19 locations, and in Argentina, with 2 locations.

In October 2001, the Company sold substantially all of the assets of its new pallet manufacturing operations. In February 2002, the Company sold substantially all of the assets of its industrial container services operations. Net cash proceeds from each of the sales were applied to reduce the outstanding principal under the Company’s Amended Senior Credit Facility (as defined herein). See Note 3 to condensed consolidated financial statements.

The Company did not make the interest payment of €10.625 million, or approximately $10.7 million (based on exchange rates at November 14, 2002), due on March 15, 2002, with respect to Senior Subordinated Notes issued in March 2000 at the same time as the Merger. The Company properly notified the trustee with respect to the Senior Subordinated Notes and the lenders under its Amended Senior Credit Facility (as defined herein) of the nonpayment of interest. IFCO Systems took this step in light of the commencement of discussions with the noteholders concerning a consensual reorganization of the Company’s balance sheet to reduce its debt and interest burdens. The nonpayment resulted in an event of default under the indenture governing the Senior Subordinated Notes and also created a cross-default under the Company’s Amended Senior Credit Facility.

Following the Company’s initial nonpayment of interest in March 2002, noteholders holding in excess of 80% of the principal amount of the Senior Subordinated Notes subsequently organized as an ad hoc committee for the purpose of negotiating with the Company and engaged legal counsel and financial advisors. Since the Company was in continuing restructuring negotiations with the noteholders, the Company also did not make the subsequent semiannual interest payment of €10.625 million due on September 15, 2002.

After negotiations with the ad hoc committee of noteholders, the Company publicly announced on November 13, 2002, that it had signed a definitive restructuring agreement with noteholders representing nearly 99% of the Senior Subordinated Notes and with the Schoeller Group entities who hold approximately 45.5% of the Company’s issued and outstanding shares. Pursuant to the restructuring agreement, consenting noteholders will exchange their Senior Subordinated

Notes for ordinary shares in the Company initially representing 90% of the Company’s issued and outstanding ordinary shares immediately after the restructuring. The restructuring agreement is subject to customary closing conditions as well as the completion of negotiations with the Company’s senior lenders with respect to an additional amendment of the Company’s Amended Senior Credit Facility and approval of certain corporate actions by the requisite number of our shareholders. The Company expects to complete the restructuring by the end of 2002. The Company cannot, however give any assurances that it will be successful in completing the restructuring. See Note 4 to condensed consolidated financial statements.

In addition to the cross-default created under the Amended Senior Credit Facility as a result of the nonpayment of interest under the Senior Subordinated Notes, there are also certain defaults under the Company’s Amended Senior Credit Facility. In July 2002, the Company and its senior lenders entered into a further amendment of the Amended Senior Credit Facility, which included a forbearance period for listed defaults until August 31, 2002. The Company is currently in negotiations with its senior lenders with respect to an additional amendment to the Amended Senior Credit Facility. See Note 4 to condensed consolidated financial statements.

The translation of any euro-denominated amounts, or amounts in other currencies, into U.S. dollars is based upon the applicable Federal Reserve Bank of New York noon buying rate as of the date indicated. For effected balance sheet items, the rate as of September 30, 2002 (€1.00 = $0.9879) has been used. For income statement items, a weighted average rate for the period indicated (€1.00 = $0.9842 for the three months ended September 30, 2002, €1.00 = $0.8908 for the three months ended September 30, 2001, €1.00 = $0.9266 for the nine months ended September 30, 2002, and €1.00 = $0.8955 for the nine months ended September 30, 2001) has been used. Otherwise, unless another date is specified, the rate as of November 14, 2002 (€1.00 = $1.0034) has been used.

IFCO SYSTEMS N.V. AND SUBSIDIARIES
CONDENSE D CONSOLIDATED BALANCE SHEETS
(In Thousands of US$, Except Share and Per Share Data)
(Unaudited)

	December 31,	September 30,
	2001	2002
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$11,928	$9,054
Receivables, net	111,878	91,470
Inventories	16,523	13,157
Other current assets	30,363	25,701

Total current assets	170,692	139,382
PROPERTY, PLANT AND EQUIPMENT, net	149,537	147,206
GOODWILL AND OTHER INTANGIBLE ASSETS, net	214,324	213,648
OTHER NON-CURRENT ASSETS	21,700	4,033

Total assets	$556,253	$504,269

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
CURRENT LIABILITIES:
Current maturities of long-term debt	$123,020	$96,609
Senior subordinated notes	178,020	197,580
Current maturities of capital lease obligations	10,036	14,292
Accounts payable, accrued expenses and other current liabilities	155,283	142,705
Refundable deposits	69,834	67,319

Total current liabilities	536,193	518,505
LONG-TERM DEBT, net of current maturities	1,202	992
CAPITAL LEASE OBLIGATIONS, net of current maturities	16,627	10,224
OTHER LIABILITIES	119	757
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS’ EQUITY (DEFICIT):
Ordinary shares, €2 par value, 100,000,000 authorized shares, 43,931,190 issued and outstanding	85,189	85,189
Additional paid-in capital	304,485	304,485
Accumulated deficit	(371,162)	(409,108)
Accumulated other comprehensive loss	(16,400)	(6,775)

Total stockholders’ equity (deficit)	2,112	(26,209)

Total liabilities and stockholders’ equity (deficit)	$556,253	$504,269

See accompanying notes.

IFCO SYSTEMS N.V. AND SUBSIDIARIES
CONDENSED CONSO LIDATED STATEMENTS OF OPERATIONS
(In Thousands of US$, Except Share and Per Share Data)
(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2001	2002	2001	2002
REVENUES	$94,295	$93,925	$292,101	$285,989
COST OF SALES	83,810	78,434	250,962	246,133

Gross profit	10,485	15,491	41,139	39,856
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	13,644	10,644	41,396	32,634
AMORTIZATION OF GOODWILL AND OTHERINTANGIBLE ASSETS	1,728	4	5,177	31
OPERATING RESTRUCTURING COSTS (GAINS)	—	(1,056)	—	(1,056)
CAPITAL RESTRUCTURING COSTS	—	2,099	—	2,434
OTHER OPERATING INCOME, NET	(491)	(1,313)	(1,432)	(2,510)

(Loss) income from operations	(4,396)	5,113	(4,002)	8,323
INTEREST EXPENSE, NET	(7,008)	(6,537)	(18,792)	(23,679)
FACTORING CHARGES	(883)	2	(2,611)	(647)
FOREIGN CURRENCY (LOSSES) GAINS	(20,228)	1,283	9,760	(25,476)
OTHER INCOME, NET	209	560	919	393
INCOME TAX PROVISION	(282)	(124)	(398)	(153)
INCOME FROM EQUITY ENTITIES	49	117	111	155

Net loss from continuing operations	(32,539)	414	(15,013)	(41,084)
(Loss) income from discontinued operations	(66,226)	3,138	(69,299)	3,138

Net (loss) income	$(98,765)	$3,552	$(84,312)	$(37,946)

Net (loss) income from continuing operations per share basic and diluted	$(0.74)	$0.01	$(0.34)	$(0.94)

(Loss) income per share from discontinued operations	$(1.51)	$0.07	$(1.58)	$0.07

Net (loss) income per share—basic and diluted	$(2.25)	$0.08	$(1.92)	$(0.86)

Weighted average shares used in computing net (loss) income per share— basic and diluted	43,931,190	43,931,190	43,931,190	43,931,190

See accompanying notes.

IFCO SYSTEMS N.V. AND SUBSIDIARIES
CONDENSED CONSOLIDA TED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
(In Thousands of US$)
(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2001	2002	2001	2002
Net (loss) income	$(98,765)	$3,552	$(84,312)	$(37,946)
Other comprehensive income (loss) :
Foreign currency translation adjustment	9,395	6,511	(12,274)	9,625

Comprehensive (loss) income	$(89,370)	$10,063	$(96,586)	$(28,321)

See accompanying notes

IFCO SYSTEMS N.V. AND SUBSIDIARIES
CONDENSED CONSO LIDATED STATEMENTS OF CASH FLOWS
(In Thousands of US$ )
(Unaudited)
	Nine Months Ended September 30,
	2001	2002
OPERATING ACTIVITIES:
Net loss	$(84,312)	$(37,946)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities—
Depreciation and amortization	44,224	26,916
Foreign currency (gains) losses	(9,760)	25,476
Loss (gain) on sale of discontinued operations	68,380	(3,138)
Gain on sale of property, plant and equipment	(491)	(130)
Changes in operating assets and liabilities—
Receivables	9,611	27,210
Inventories	(3,745)	3,473
Other current assets	(8,506)	(6,712)
Accounts payable, accrued expenses and other current liabilities	(25,604)	(38,751)
Other non-current assets and liabilities	5,057	7,703

Net cash (used in) provided by operating activities	(5,146)	4,101

INVESTING ACTIVITIES:
Purchases of RPCs	(15,248)	(8,772)
Purchases of property, plant and equipment	(10,045)	(5,601)
Proceeds from the sale of discontinued operations	1,476	36,811
Proceeds from the sale of property, plant and equipment	1,699	1,238

Net cash (used in) provided by investing activities	(22,118)	23,676

FINANCING ACTIVITIES:
Proceeds from long-term debt	132,888	600
Payments on long-term debt	(99,405)	(27,221)
Payments on capital lease obligations	(4,235)	(4,762)

Net cash provided by (used in) financing activities	29,248	(31,383)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(730)	732

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,254	(2,874)
CASH AND CASH EQUIVALENTS—beginning of period	17,938	11,928

CASH AND CASH EQUIVALENTS—end of period	$19,192	$9,054

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for—
Interest	$33,929	$5,526

Income taxes	$380	$873

See accompanying notes

IFCO SYSTEMS N.V. AND SUBSIDIARIES
NOTES TO CONDE NSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2002
(Unaudited)

1. BASIS OF PRESENTATION

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. Unless otherwise noted, all amounts are shown in U.S. dollars, which the Company has elected as its reporting currency. The Company’s assets, liabilities, revenues, and expenses are subject to exchange rate fluctuations between the U.S. dollar and the euro since the euro is the primary functional currency of IFCO Systems N.V. and the Company’s European operations. Exchange rate fluctuations occur, to a lesser extent, as a result of certain subsidiaries operating in other countries and using other functional currencies.

The accompanying unaudited condensed consolidated financial statements are prepared on a condensed basis. Accordingly, certain information and footnotes required by accounting principles generally accepted in the United States for complete financial statements are not included herein. The Company believes all adjustments necessary for a fair presentation of these interim statements have been included and are of a normal and recurring nature. These interim statements should be read in conjunction with the Consolidated Financial Statements of IFCO Systems N.V. and its subsidiaries as of December 31, 2001 and the related notes thereto as filed with the Frankfurt Stock Exchange on July 12, 2002 in the Company’s 2001 Annual Report.

For comparative purposes, the results of the industrial container services operations have been reflected in income from discontinued operations in the accompanying condensed consolidated statement of operations for the three and nine months ended September 30, 2001. See Note 3.

Certain other reclassifications have been made to the December 31, 2001 financial statements to make their presentation consistent with the September 30, 2002 financial statements.

The Company has reviewed and updated its methodology to allocate costs between costs of sales and selling, general and administrative expenses for the Pallet Services division in order to better reflect the nature of those costs. This review resulted in the reclassification of approximately $4.7 million in costs from selling, general and administrative costs to costs of sales from previously reported results for the nine months ended September 30, 2001. This review also resulted in the reclassification of approximately $3.0 million in costs from selling, general and administrative costs to costs of sales from previously reported results for the six months ended June 30, 2002. The results of our pallet services operations for the three months ended September 30, 2002, reflect this updated allocation methodology. The results of these reclassifications did not affect the net loss of the Company for any period presented.

Summary of Recent Accounting Pronouncements

On July 20, 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 142 (“SFAS No. 142”), “Goodwill and Other Intangible Assets.” SFAS No. 142 addresses financial accounting and reporting for intangible assets acquired individually or with a group of other assets (but not those acquired in a business combination) at acquisition. SFAS No. 142 also addresses financial accounting and reporting for goodwill and other intangible assets subsequent to their acquisition. SFAS No. 142 provides that goodwill and intangible assets that have indefinite useful lives will not be amortized but rather will be tested at least annually for impairment. It also provides that intangible assets that have finite useful lives will continue to be amortized over their useful lives, but those lives will no longer be limited to forty years.

On January 1, 2002, the Company adopted SFAS No. 142, which prohibits the amortization of goodwill and indefinite life intangible assets. Instead, goodwill and indefinite life intangible assets will be tested for impairment at least annually and on an interim basis when an event occurs or circumstances change between annual tests that would more-likely-than-not result in impairment. Under SFAS No. 142, goodwill is assessed for impairment by using the fair value based method. The Company determines fair value by utilizing discounted cash flows. The fair value test required by SFAS No. 142 for goodwill and indefinite lived intangible assets includes a two-step approach. Under the first step, companies must compare the fair value of a “reporting unit” to its carrying value. A reporting unit is the level at which goodwill impairment is measured and it is defined as an operating segment or one level below it if certain conditions are met. If the fair value of the reporting unit is less than its carrying value, goodwill is impaired and companies must proceed with step two. Under step two, the amount of goodwill impairment is measured by the amount that the reporting unit’s goodwill carrying value exceeds the “implied” fair value of goodwill. The implied fair value of goodwill can only be determined by deducting the fair value of all tangible and intangible net assets (including unrecognized intangible assets) of the reporting unit from the fair value of the reporting unit (as determined in Step 1). In this step, companies must allocate the fair value of the reporting unit to all of the reporting unit’s assets and liabilities (a hypothetical purchase price allocation). SFAS No. 142 requires companies to perform the impairment test at least annually and also upon adoption. Any impairment loss resulting from the adoption of SFAS No. 142 is treated as a change in accounting principle.

The Company has completed the first step of its SFAS No. 142 goodwill impairment test with the assistance of a valuation services firm. As a result of this first step analysis, the Company estimates that the reporting units related to its pallet services, pallet pooling and U.S. RPC operations have an excess of book carrying amount over fair value by a combined range of approximately $55.0 million to $61.0 million. The Company will complete the second step of its initial SFAS No. 142 goodwill impairment test in the fourth quarter of 2002. Any impairment loss recognized as a result of the second step of the impairment test will be recorded as a cumulative effect of an accounting change as of January 1, 2002, the date of adoption. Additionally, application of the non-amortization provisions of SFAS No. 142 for goodwill resulted in a reduction of amortization expense of approximately $1.7 million and $5.1 million during the three and nine months ended September 30, 2002, respectively, as compared to the three and nine months ended September 30, 2001.

In June 2001, the FASB issued SFAS No. 143 (“SFAS No. 143”), “Accounting for Asset Retirement Obligations.” SFAS No.143 addresses financial accounting and reporting for obligations associated with the retirement of tangible, long-lived assets and the associated asset retirement costs. It applies to (a) all entities and (b) legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operations of a long-lived asset, except for certain obligations of lessees. This statement is effective for financial statements issued for fiscal years beginning after June 15, 2002, however, early adoption is encouraged. The Company will adopt SFAS No. 143 in 2003 and does not anticipate the adoption will have a material impact on the Company’s financial position or results of operations.

In August 2001, the FASB issued SFAS No. 144 (“SFAS No. 144”), “Accounting for the Impairment or Disposal of Long-Lived Assets.” SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement supersedes Financial Accounting Standards Board Statement No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of,” and the accounting and reporting provisions of APB Opinion No. 30, “ Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions,” for the disposal of a segment of a business (as previously defined in that Opinion). SFAS No. 144 also amends Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years, with early application encouraged. Management has elected not to apply SFAS No. 144 with respect to the sale of the industrial container services operations or other disposals of long-lived assets prior to 2002. The Company adopted SFAS No. 144 in 2002, which did not materially effect the Company’s financial position or results of operations.

In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections” (“SFAS No. 145”). SFAS No. 145 eliminates FASB Statement No. 4, “Reporting Gains and Losses from Extinguishment of Debt” (“SFAS No. 4”) and an amendment of that Statement, SFAS No. 64, “Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements.” As a result, gains and losses from extinguishment of debt should be classified as extraordinary items only if they meet the criteria in APB 30. SFAS No. 145 amends SFAS No. 13 to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS No. 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The provisions of this Statement related to the rescission of SFAS No. 4 shall be applied in fiscal years beginning after May 15, 2002. The provisions of this Statement related to SFAS No. 13 shall be effective for transactions occurring after May 15, 2002. All other provisions of this Statement shall be effective for financial statements issued on or after May 15, 2002. Early application of the provisions of this Statement is encouraged by the FASB and may be adopted as of the beginning of the fiscal year or as of the beginning of the interim period in which the Statement is issued. The Company has not yet determined if they will early adopt this statement in 2002. The Company has also not yet evaluated the impact of SFAS No. 145 on the consolidated financial statements.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS No. 146”). SFAS No. 146 addresses the financial accounting and reporting for the costs associated with exit or disposal activities. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The Company has not determined the impact, if any, of SFAS No. 146 on the consolidated financial statements.

2. THE MERGER, INITIAL PUBLIC OFFERING, AND RELATED TRANSACTIONS

On March 8, 2000, IFCO Systems completed the merger of PalEx, which subsequently changed its name to IFCOSystems North America, Inc. The total consideration for the Merger was $184.5 million for the PalEx common stock plus the assumption of debt of PalEx, which was $153.5 million as of March 8, 2000.

In connection with the Merger, IFCO Systems also completed an initial public offering of 13.0 million ordinary shares, and subsequently issued an additional 1.95 million ordinary shares upon the underwriters’ exercise of their overallotment option (collectively, the “IPO”). The total net proceeds to the Company from and at the time of the IPO, including the exercise of the overallotment option were $203.2 million. Effective March 8, 2000, the Company issued 10 5/8% Senior Subordinated Notes Due 2010 (“Senior Subordinated Notes”) in the principal amount of €200.0 million (or approximately $197.6 million based on exchange rates at September 30, 2002). The net proceeds from the IPO, the net proceeds from the Senior Subordinated Notes, borrowings from the Company’s new senior credit facility, along with cash on hand, were used to repay a substantial portion of the debt of the IFCO Companies and PalEx, to pay the cash portion of the merger consideration to PalEx stockholders, to fund the cash payment due to certain minority shareholders in IFCO Europe, and to fund IFCO Systems’ purchase of the remaining joint venture interest in IFCO-U.S., L.L.C. (“IFCO-U.S.”).

3. DISCONTINUED OPERATIONS

Pallet Manufacturing Operations

Subsequent to the acquisition of PalEx, the Company commenced an assessment of the alignment of PalEx’s site infrastructure and operations with IFCO Systems’ logistics systems and services businesses. In performing this assessment, the Company determined its core systems and services businesses are largely dependent upon plant site locations rather than pallet manufacturing activity, which is not systems and services business. The Company’s strategic goals include the growth and development of its systems and services businesses. The Company determined that its management efforts and available capital would be more profitably applied to its systems and services segment, and, accordingly, management committed to a plan to discontinue and divest substantially all of its new pallet manufacturing operations in 2000. The sale of substantially all of the Company’s new pallet manufacturing operations was completed in October 2001. The proceeds of the sale were $48.1 million, and consisted of $46.3 million in cash and a promissory note from the buyer in the amount of $1.8 million. This promissory note was repaid during the three months ended June 30, 2002. Substantially all of the proceeds from the sale of the new pallet manufacturing segment were used to reduce the principal amount due under the Amended Senior Credit Facility. See Note 4.

In June 2001 the Company sold the assets of one of its North American subsidiaries that consisted of three new pallet manufacturing locations. The proceeds of the sale were $5.7 million, and consisted of $1.0 million in cash, $4.5 million of secured buyer notes, and $0.2 million of other consideration. The Company collected approximately $2.8 million of the secured buyer notes during the three months ended June 30, 2002 and settled an additional $0.5 million through a purchase price adjustment. The remainder of the buyer notes, which were restructured during 2002, are due in installment payments extending through 2005. Substantially all of the proceeds from this sale was used to reduce the principal amount due under the Amended Senior Credit Facility. See Note 4.

The results of operations for the new pallet manufacturing operations for the three and nine months ended September 30, 2001 have been recorded against the accrual for operating losses anticipated until the expected disposal date. The Company recorded an additional provision of approximately $2.0 million during the three months ended June 30, 2001 for additional interest expense and other miscellaneous costs, which were allocated to the new pallet manufacturing operations. During the nine months ended September 30, 2002, the Company reduced the accrual for operating losses by $0.9 million to reflect revisions in estimates related to transaction costs and other assets.

Industrial Container Services Operations

In September 2001, our board of directors approved management’s recommendation to sell the industrial container services operations, subject to negotiations with the Company’s senior lenders, negotiation of an acceptable agreement with the prospective buyer, and other conditions, including approval by the board of directors of the terms of the definitive agreement for the sale. In February 2002, the Company completed the sale of substantially all the assets of the industrial container services operations. The proceeds of the sale paid at the closing were $45.0 million, including $41.5 million in cash and promissory notes from the buyer totaling $3.5 million. After funding the cash portion of an escrow required as part of the sale, paying the settlement cost of $0.8 million for the settlement of certain Superfund litigation as required pursuant to the purchase agreement, and accounting for transaction costs of $1.9 million, the Company received net cash proceeds of $36.8 million. The net cash proceeds were applied to pay down the Company’s Amended Senior Credit Facility.

Following the February 2002 closing of the asset sale, the Company continued to own, through separate subsidiaries, two facilities of the industrial container services operation, the Zellwood, Florida facility and the Acme Barrel facility in Chicago, Illinois. The Company has recorded the net operating result from these subsidiaries against the accrual for operating losses anticipated through the disposal date.

The Zellwood facility is a single parcel of real property that is subject to a Superfund litigation consent decree (see Note 7), and a subsidiary of the Company held title to the assets of this facility pending completion of negotiations between the Buyer and the U.S. Environmental Protection Agency (“EPA”) and the Florida Department of Environmental Protection (“FDEP”) for prospective purchaser’s agreements to protect the buyer from responsibility for current environmental conditions at the Zellwood facility. The final prospective purchaser’s agreements between the buyer and EPA and FDEP were entered into in September 2002. The Company’s subsidiary has now transferred title to the Zellwood assets to the buyer. Upon the transfer, half of the escrowed cash ($1 million) and the escrowed promissory notes were distributed to the Company. In connection with the agreement, the Company paid a fee to each of EPA and FDEP of approximately $111,000 and $11,000, respectively. After applying these costs, the remaining cash released from escrow was paid to the Company’s senior lenders to be applied to the Amended Senior Credit Facility and the released promissory notes were pledged to the senior lenders as additional security.

In order to settle claims by the City of Chicago relating to odor and air quality complaints, the Company agreed with the City of Chicago to relocate its Acme Barrel operations before May 31, 2003, to modify its business operations, and to make certain capital improvements to the facility pending its relocation. In accordance with the purchase agreement, as amended, the Acme Barrel facility will cease operations no later than May 31, 2003, and the buyer must take title to the Acme Barrel real property and the facility’s other assets before August 25, 2003 or sell the real property to a third party before that date. The buyer is contractually obligated in the purchase agreement to reimburse the Company for expenses incurred in connection with any environmental remediation required for the Acme Barrel property to be in compliance with applicable environmental laws. Pending the relocation of the Acme Barrel facility and the transfer of title to the Acme Barrel real property to the buyer or a third party, a subsidiary of the Company continues to retain title to the Acme Barrel real property and the facility’s other assets. During this period, the Acme Barrel facility will sell its products to the buyer, and the buyer will purchase the products for prices intended to reimburse the Company for all costs and expenses related to the operation of the Acme Barrel facility.

The disposal of the industrial container services business further allows the Company to focus on its core systems and services businesses; RPCs, pallet recycling services, and pallet pooling. The accompanying condensed consolidated statement of operations for the three and nine months ended September 30, 2001 reflects net income from the industrial container services segment as loss from discontinued operations. The results of operations for the industrial container services business during 2002 have been recorded against the accrual for operating losses anticipated until the expected disposal date. The accompanying condensed consolidated balance sheets as of December 31, 2001 and September 30, 2002 reflect the reclassification of the net remaining assets and liabilities of the industrial container services operations into other current and other non-current assets. During the nine months ended September 30, 2002, the Company reduced the accrual for operating losses by $2.2 million to reflect revisions in estimates related to environmental liabilities, transaction costs and other assets.

4. DEBT

Senior Credit Facility

General

On the closing date of the IPO and the Merger, IFCO Systems and IFCO North America entered into a new syndicated, secured senior credit facility (the “Senior Credit Facility”). The Senior Credit Facility replaced the former credit facilities of IFCO Europe and PalEx’s senior credit facility, the outstanding balances of all of which were repaid in March 2000 with cash on hand, the net proceeds of the IPO and the offering of the Senior Subordinated Notes discussed below, and initial borrowings under the Senior Credit Facility.

The Senior Credit Facility was substantially modified in April 2001, effective as of December 31, 2000, through a Second Amended and Restated Credit Agreement. Unless the context otherwise requires, “Amended Senior Credit Facility” refers to the Second Amended and Restated Credit Agreement as subsequently amended. IFCO North America is the borrower under the Amended Senior Credit Facility, and IFCO Systems and IFCO Systems’ other subsidiaries are guarantors.

The Amended Senior Credit Facility originally provided for borrowings of up to $178.0 million and consisted of (1) an amended Term Loan in an aggregate principal amount of $78.0 million (the “Amended Term Loan”) and (2) an amended Revolver providing for revolving loans of up to $100.0 million that could be drawn on until February 4, 2003 (the “Amended Revolver”). The Amended Senior Credit Facility had a maturity date of February 2003. No additional borrowings were available on the Amended Term Loan, nor were there any further permitted acquisitions. The principal balance of the Amended Term Loan was required to be permanently reduced by the proceeds of certain asset sales, including the proceeds from the sale of the new pallet manufacturing operations and the industrial container services operations. The Amended Term Loan was otherwise payable in monthly principal installments of $0.7 million beginning in September 2001. Availability under the Amended Revolver was subject to a borrowing base calculated on the same terms as the Senior Credit Facility.

Effective as of September 30, 2001, the lenders and the Company amended the Amended Senior Credit Facility to modify the payment terms of the Amended Term Loan, including accelerating the final payment of its principal balance to December 31, 2002. The amendment also provided for four monthly installment payments of $0.7 million on the principal amount of the Amended Term Loan beginning September 30, 2001, and for quarterly installment payments of $2.0 million on the principal amount of the Amended Term Loan beginning March 31, 2002. The payment terms were further amended to provide that cash collections on any notes receivable due to the Company that were issued by the buyer in conjunction with the sale of the new pallet manufacturing operations would be applied to the installments of the Amended Term Loan in order of their respective due dates and may not be reborrowed. In addition, the cash proceeds from any asset sale, as defined and occurring after the closing of the sale of the pallet manufacturing operations in October 2001 would be applied to the installments of the Amended Term Loan in inverse order of their respective due dates and could not be reborrowed.

Effective upon the completion of the sale of the industrial container services operations in February 2002, the lenders’ commitment under the Amended Revolver was permanently reduced to $85.0 million. In July 2002, the Amended Senior Credit Facility was further amended to provide that the lenders no longer had any obligation to make additional loans to the Company under the Amended Revolver or to issue new letters of credit or extend existing letters of credit previously issued pursuant to the Amended Senior Credit Facility.

Other Amended Terms

The Amended Senior Credit Facility incorporates five additional amendments entered into to modify its terms in addition to the amendments discussed above. The principal modifications are summarized below.

Financial Covenants. Effective as of August 31, 2001, the lenders and the Company amended the definition of Consolidated EBITDA by excluding any non-cash income and losses from exchange gains or losses. This definition was further changed effective as of December 31, 2001 by including, for 2001 only, other extraordinary and non-recurring cash and non-cash expenses or losses in an aggregate amount not to exceed $7.35 million.

The lenders and the Company modified the Company’s requirements for the consolidated senior leverage ratio (the ratio of all debt other than the Senior Subordinated Notes and certain other long-term debt to Consolidated EBITDA) effective as of August 31, 2001. The consolidated senior leverage ratio, as well as the consolidated total leverage and interest coverage ratios and minimum consolidated net worth covenant, were amended effective as of September 30, 2001 to reflect the revised size of the Company’s businesses following the sale of the pallet manufacturing operations in October 2001 and the contemplated sale of the industrial container services business before the end of 2001. These ratios and the minimum consolidated net worth covenant were further amended effective as of December 31, 2001 to reflect the revised size of the Company’s businesses following the completion of the sale of the industrial container services operations in February 2002.

Borrowing Base. The Amended Senior Credit Facility was amended effective as of September 30, 2001 to add certain assets to the borrowing base calculation and increase the advance rate on eligible RPCs from 20% to 25%. The lenders and the Company further changed the definition of the borrowing base effective as of July 25, 2002 by providing that the calculation of eligible accounts receivable, inventory, and eligible RPCs would be made in accordance with GAAP and giving the administrative agent the ability to adjust the borrowing base to reflect its reasonable judgment regarding the liquidation value of those assets. The definition of eligible accounts receivable was also modified effective as of July 25, 2002 to exclude intercompany accounts receivable.

Effective as of September 30, 2001, the Company’s obligation to provide borrowing base reports to the lenders was accelerated to within 15 business days after the end of each calendar month. The lenders and the Company also agreed that, in the event the amounts outstanding under the Amended Revolver exceed the lesser of the borrowing base or the total revolving credit commitments, the administrative agent will first give notice to the Company before any repayment obligations by the Company are effective.

Reporting Requirements. Effective as of December 31, 2001, the lenders agreed to change the Company’s monthly financial reporting requirements for the period July 1, 2001 through June 30, 2002 to permit the Company to deliver unaudited unconsolidated monthly internal financial statements and management reports to the lenders. Thereafter, the Company was required to deliver unaudited consolidated balance sheets and related statements of operations for the month and the interim period of the fiscal year, along with comparative financial information from the previous year periods. In addition, these were required to be certified by a designated officer of the Company.

Restrictions on Payments. The lenders and the Company agreed, effective as of June 12, 2001, to place certain restrictions on payments in respect of the Senior Subordinated Notes and other long-term debt when a default or event of default occurs and is continuing under the Amended Senior Credit Facility. They also agreed to place additional restrictions on IFCO Systems’ and IFCO North America’s ability to make optional payments in respect of other long-term debt.

Waivers

At various times since the amendment and restatement in April 2001 that created the Amended Senior Credit Facility, the Company has requested and obtained waivers from the lenders with respect to certain requirements of the Amended Senior Credit Facility as follows:

•
Effective as of August 31, 2001, the lenders waived the Company’s delays in compliance with reporting requirements for the year ended December 31, 2000, because of the delay in preparing the Company’s audited financial statements for 2000.

•
Effective as of September 30, 2001, the lenders waived certain mandatory prepayment and commitment reductions in connection with borrowing base limitations and waived the Company’s compliance with the total leverage and senior leverage ratios for the quarter ended September 30, 2001.

•
Effective as of December 31, 2001, the lenders waived compliance by the Company with the total leverage, senior leverage, and interest coverage ratios and the minimum net worth covenant for the quarter ended December 31, 2001 and the minimum net worth covenant for the quarter ended September 30, 2001. These waivers were necessary because the required ratios and minimum net worth covenant had previously been amended based upon the Company’s original expectation that the sale of the industrial container services business be completed on or before the end of 2001.

•
Effective as of April 30, 2002, the lenders provided the Company with a temporary waiver of its compliance with certain reporting requirements for the year ended December 31, 2001, including the delivery of audited financial statements. The temporary waiver expired on June 30, 2002.

Consents

The Company is required to obtain the consent of the lenders in connection with most sales of assets. In connection with each consent obtained by the Company, the lenders and the Company have agreed upon the application of the net proceeds of each sale to the Amended Term Loan and/or Amended Revolver. See Note 3.

In June 2001, the lenders consented to the asset sale of certain of IFCO Systems’ pallet manufacturing operations. In October 2001, lenders consented to the sale of the Company’s pallet manufacturing operations and the sale of the Company’s industrial container services operations. In February 2002, provided an additional consent to the sale of the Company’s industrial container services operations because of the renegotiation of the industrial container services purchase price and other terms of the transaction.

Status of Amended Senior Credit Facility at September 30, 2002 and Currently

There was $91.5 million outstanding under the Amended Senior Credit Facility as of September 30, 2002, including $23.8 million under the Amended Term Loan and $67.8 million under the Amended Revolver. There were commitments for outstanding letters of credit in the amount of $16.4 million as of September 30, 2002. As a result of the further amendment in July 2002, the Company’s senior lenders no longer have any obligation to make any additional loans to the Company or to issue new letters of credit or extend existing letters of credit.

The Amended Term Loan and Amended Revolver currently bear interest at an annual rate of 350 basis points over LIBOR or the prime rate. The Company currently has no eurocurrency loans. All letters of credit currently bear interest at an annual fee of 450 basis points over LIBOR or the prime rate. As of September 30, 2002, the outstanding debt under the Amended Term Loan and Amended Revolver had an interest rate of 8.25% per annum. Effective October 1, 2002, the interest rate on the outstanding debt under the Amended Term Loan and Amended Revolver was adjusted to 8.75% per annum. Effective November 7, 2002, the interest rate on the outstanding debt under the Amended Term Loan and Amended Revolver was adjusted to 8.25% per annum.

IFCO Systems and substantially all of its existing subsidiaries and each of its future direct and indirect subsidiaries guarantee IFCO North America’s obligations under the Amended Senior Credit Facility, other than subsidiaries deemed immaterial by the administrative agent. IFCO North America’s obligations and the guarantees are secured by a perfected first priority security interest in all of the loan parties’ substantial tangible and intangible assets, except for those assets the co-lead arrangers determine in their sole discretion that the costs of obtaining the security interest are excessive in relation to the value of the security.

The Company’s borrowings under the Amended Revolver may not exceed the borrowing base. The borrowing base is calculated based upon 85% of the Company’s eligible accounts receivable, 60% of the Company’s eligible inventory, and 25% of the Company’s eligible RPCs. Eligible accounts receivable excludes, among other things, accounts receivable in certain European countries in which a security interest in such receivables cannot be perfected, accounts receivable over 90 days old, accounts receivable of companies in bankruptcy proceedings and intercompany accounts receivable. Eligible inventory includes pallets that the Company owns for lease to third parties. Eligible RPCs include only those RPCs owned by IFCO-U.S. or those RPCs that are in possession of the Company in its European depots. The Company is required to deliver a borrowing base certificate to the administrative agent within 15 business days after the end of each month.

The Amended Senior Credit Facility also contains a number of covenants that, among other things, limit IFCO Systems’ and its subsidiaries’ ability to dispose of assets, incur additional debt, merge or consolidate, pay dividends, create liens on assets, enter into sale and leaseback transactions, make investments, loans, or advances, make acquisitions, make capital expenditures, prepay debt, or engage in certain transactions with affiliates, and otherwise restricts certain corporate activities. In addition, IFCO Systems and its subsidiaries are required to comply with specified ratios and tests, including a minimum net worth test and an interest coverage ratio and leverage ratios based on Consolidated EBITDA.

Defaults. The Amended Senior Credit Facility contains customary defaults and events of default, including non-payment of principal, interest, or fees, material inaccuracy of representations and warranties, violation of covenants, cross-default to certain other debt, certain events of bankruptcy and insolvency, certain events under ERISA, material judgments, actual or asserted invalidity of any guarantee, security document, subordination provision, or security interest, and a change of control in certain circumstances.

The Company’s failure to make a 10.625 million, or approximately $10.7 million (based on exchange rates at November 14, 2002), interest payment due and payable on March 15, 2002, or within the thirty days thereafter, on the Senior

Subordinated Notes, as well as its failure to make an interest payment in the same amount on September 15, 2002, has resulted in an event of default under the indenture governing the Senior Subordinated Notes. The nonpayments have also created a cross-default under the Amended Senior Credit Facility. See “—Senior Subordinated Notes.”

On April 15, 2002, the Company and the lenders for entered into a Forbearance Agreement pursuant to which the Company acknowledged certain defaults or events of default under the Amended Senior Credit Facility and the lenders agreed not to take action on such matters for a temporary forbearance period ending, subject to certain exceptions, on June 15, 2002. The Company acknowledged that it had (1) received an over advance under the Amended Revolver of approximately $2.5 million and (2) failed to pay accrued interest under the Senior Subordinated Notes due on March 15, 2002.

On July 25, 2002, the Company and the lenders amended the Forbearance Agreement The Company acknowledged certain defaults or events of default under the Amended Senior Credit Facility and the lenders generally agreed not to take action on these defaults or events of default for a temporary forbearance period, which ended on August 31, 2002 and was not extended. The Company acknowledged that it had (1) a borrowing base deficiency in an aggregate amount of up to approximately $15.0 million because of advances under the Amended Revolver in excess of the borrowing base, (2) failed to pay accrued interest under the Senior Subordinated Notes due on March 15, 2002, (3) failed to furnish the administrative agent with audited financial statements for 2001, unaudited financial statements for the first quarter of 2002 and monthly financial statements for certain months ending on or before May 31, 2002, and (4) failed to comply with all of the financial covenants other than those related to capital expenditures.

This amendment required the Company to deliver the financial statements for 2001 and the first quarter of 2002 to the administrative agent no later than July 26, 2002, with which the Company complied. In addition, the Company agreed, at the expense of the Company, to allow the administrative agent to conduct a due diligence review with the assistance of third parties hired by the administrative agent. On August 6, 2002, the Company delivered a $200,000 security deposit to the administrative agent to secure the fees and expenses related to the review and subsequently delivered an additional $100,000 to the security deposit within thirty days of the effectiveness of the amendment.

After negotiations with an ad hoc committee of noteholders representing the holders of over 80% of the outstanding principal amount of the Senior Subordinated Notes, the Company publicly announced on November 13, 2002, that it had signed a definitive restructuring agreement with noteholders representing nearly 99% of the Senior Subordinated Notes to restructure the Senior Subordinated Notes by means of exchanging them for ordinary shares in a debt-for-equity swap. As a result of the expiration of the forbearance period discussed above, the Company’s senior lenders could accelerate and make immediately due and payable the then outstanding principal balance and accrued interest under the Amended Senior Credit Facility. See “—Senior Subordinated Notes.”

In addition to the cross-default based upon the status of the Senior Subordinated Notes discussed above, currently there are also certain covenant defaults under the Amended Senior Credit Facility. If no cure period was available, a default would constitute an event of default. For most covenant defaults, there is a cure period of 30 days after notice to the Company from the administrative agent or any lender, and the default only constitutes an event of default if it remains unremedied after the cure period expires. The Company has not received notice of any of these covenant defaults, but has acknowledged to the lenders certain of these defaults or events of default as discussed above.

These additional covenant defaults currently include (1) exceeding the permitted borrowing base as of May 31, 2002, June 30, 2002, July 31, 2002, August 31, 2002, and September 30, 2002, (2) failure to comply with the minimum net worth covenant as of December 31, 2001, March 31, 2002, June 30, 2002, and September 30, 2002, (3) failure to comply with the total leverage, senior leverage, and interest coverage ratios, which are based on Consolidated EBITDA as of December 31, 2001, March 31, 2002, June 30, 2002, and September 30, 2002, and (4) failure to comply with certain financial reporting requirements for 2001 and certain periods in early 2002.

The Company’s borrowings under the Amended Revolver as of May 31, 2002, June 30, 2002, July 31, 2002, August 31, 2002, and September 30, 2002 exceeded the permitted borrowing base under the Amended Senior Credit Facility as of those dates. The excess is primarily due to the effect on the borrowing base calculation of (1) $70.1 million impairment charge taken in 2001 with respect to the Company’s RPC pools and certain equipment in the pallet pooling operations and (2) a change in the interpretations by the lenders of eligible accounts and the exclusion of certain intercompany and other accounts receivable.

As the result of net loss for 2001, which includes the impairment charge taken in 2001 with respect to the Company’s RPC pools and certain equipment in the pallet pooling operations and the loss on sale of the industrial container services operations, the Company is in default of the minimum net worth covenant as of December 31, 2001, March 31, 2002, June 30, 2002, and September 30, 2002.

As of December 31, 2001, March 31, 2002, June 30, 2002, and September 30, 2002, the Company failed to comply with the total leverage, senior leverage, and interest coverage ratios. These are based on Consolidated EBITDA. For the 12-month periods ended on each of these dates, there were non-recurring items in excess of $7.5 million, but there is a limitation under the terms of the Amended Senior Credit Facility from adding back to Consolidated EBITDA any greater amount.

Defaults also exist with respect to compliance with financial reporting covenants. The waiver granted by the lenders effective April 30, 2002, with respect to the Company’s 2001 audited financial statements, along with related financial information and certain certifications by management, expired on June 30, 2002 because the required information was not delivered by that date. The 2001 audited financial statements were subsequently delivered to the administrative agent along with the required financial information for 2001 and certifications. However, the audit report for the 2001 audited financial statements included a going concern statement as published in the Company’s 2001 Annual Report, which also constitutes a covenant default. In addition, the Company did not timely deliver unaudited financial statements, and related financial information and certificates, for the quarter ended March 31, 2002, which were due by May 30, 2002, as well as the required related financial information and certificates, to the lenders. The Company subsequently delivered the first quarter statements and the related financial information and certificates to the administrative agent following the filing of the First Quarterly Report 2002. Finally, the Company did not timely deliver the required certifications with respect to the monthly financial information for certain months ending on or before May 31, 2002. The Company subsequently delivered these certifications to the administrative agent.

The Company is in continuing discussions with the lenders regarding an additional amendment of the Amended Senior Credit Facility and waiver of existing defaults. The Company cannot give any assurances that it will be successful in its discussions with the lenders and be able to obtain the requested additional amendment or waiver.

If the Company is unable to negotiate further amendment of the Amended Senior Credit Facility with the lenders, or if IFCO Systems is unable to obtain additional financing or new financing, the Company will exceed the borrowing base or be in violation of one or more covenants of the Amended Senior Credit Facility during one or more periods after the date of this report, in addition to the existing defaults and events of defaults the Company has acknowledged to the lenders. If the Company’s borrowings under the Amended Revolver exceed the borrowing base as determined by the lenders, IFCO North America is required to prepay the Amended Revolver in an amount equal to the excess. If the Company fails to make a required prepayment, the failure would be a default under the Amended Senior Credit Facility that cannot be cured. The Company is required to give prompt notice to the administrative agent and the lenders of the occurrence of any default. For most violations of covenants, the Company has a period of 30 days after its notice to cure the violation.

If the Company is unable to cure a covenant violation within the specified time period for cure, or if there is a default with no cure period available, and the lenders do not waive the default or appropriately amend the Amended Senior Credit Facility, then there will be an event of default under the Amended Senior Credit Facility. Any agreement by the lenders to a further forbearance period, without further relief granted by the lenders, will only postpone the lenders’ ability to act upon an event of default until the end of such a forbearance period.

If an event of default is the result of the commencement of bankruptcy, insolvency, or similar proceedings by or against the Company or one of its subsidiaries, then the lenders’ remedies are immediately in effect. Upon the occurrence of any other event of default, lenders holding more than 50% of the principal amount outstanding under the Amended Senior Credit Facility may require the administrative agent to exercise the lenders’ remedies or consent to the administrative agent’s exercise of the lenders’ remedies. The lenders’ remedies include the ability to immediately terminate the Amended Revolver and declare the aggregate principal amount outstanding under the Amended Term Loan and the Amended Revolver, together with all accrued and unpaid interest, immediately due and payable. With respect to outstanding letters of credit, IFCO North America would also be required to deposit cash collateral with the administrative agent equal to the undrawn and unexposed amounts of the letters of credit. In addition, if the lenders declare the Amended Term Loan and the Amended Revolver immediately due and payable, there will be an event of default under the terms of the indenture governing the Senior Subordinated Notes, which would entitle the trustee or the noteholders to accelerate the payment of principal and interest under the Senior Subordinated Notes.

Senior Subordinated Notes

On March 8, 2000, IFCO Systems issued €200.0 million principal amount of Senior Subordinated Notes in a private placement. The total net proceeds to the Company from the issuance of the Senior Subordinated Notes were $184.7 million.

The Senior Subordinated Notes mature on March 15, 2010. Interest at the rate of 10.625% per year from the date of issuance is payable semiannually in arrears on each March 15 and September 15, which commenced September 15, 2000. The Senior Subordinated Notes are not secured, but are guaranteed by the Company’s material subsidiaries. The notes and the guarantees rank behind all of IFCO Systems’ existing and future senior debt, including IFCO Systems’ obligations under the Amended Senior Credit Facility. The indenture governing the Senior Subordinated Notes contains a number of significant covenants, which restrict IFCO Systems’ corporate and business activities, including its ability to dispose of assets, incur additional debt, prepay other debt, pay dividends, repurchase or redeem capital stock, enter into specified investments or create new subsidiaries, enter into sale and lease-back transactions, make specific types of acquisitions, engage in mergers or consolidations, create liens, or engage in certain transactions with affiliates.

The Company did not make the interest payment of €10.625 million, or approximately $10.5 million (based on exchange rates at September 30, 2002) due on March 15, 2002, with respect to the Senior Subordinated Notes. The Company properly notified the trustee with respect to the Senior Subordinated Notes and the lenders under its Amended Senior Credit Facility of the nonpayment of interest. IFCO Systems took this step in light of the commencement of discussions with the noteholders concerning a consensual reorganization of the Company’s balance sheet to reduce its debt and interest burdens. Under the indenture governing the Senior Subordinated Notes, the Company had 30 calendar days to make the interest payment before an “event of default”‘ under the indenture would have occurred. The Company and its financial advisor then began to explore with the noteholders various options to reduce its total debt burden as well as its interest payment obligations. The Company also did not make the interest payment of €10.625 million due on September 15, 2002.

Following the Company’s initial nonpayment of interest in March 2002, noteholders holding in excess of 80% of the principal amount of the Senior Subordinated Notes subsequently organized as an ad hoc committee for the purpose of negotiating with the Company and engaged legal counsel and financial advisors. The ad hoc committee informed the Company, the trustee, and the Company’s lenders under the Amended Senior Credit Facility that, subject to continuing discussions, the ad hoc committee did not presently intend to take any action to accelerate the Company’s obligations under the Senior Subordinated Notes. On April 16, 2002, the Company publicly announced that, in consultation with the ad hoc committee, it would defer the interest payment as part of the ongoing restructuring discussions. The Company’s senior lenders under our Amended Senior Credit Facility expressed their support of the Company’s efforts towards a consensual restructuring.

After negotiations with the ad hoc committee of noteholders, the Company reached an agreement in principle on June 27, 2002 to restructure the Senior Subordinated Notes by means of exchanging the Senior Subordinated Notes for ordinary shares in a debt-for-equity swap. The proposed restructuring of the Senior Subordinated Notes agreed in principle between the Company, the ad hoc committee of noteholders, and the Schoeller Group entities who hold approximately 45.5% of the Company’s issued and outstanding ordinary shares was subject to the execution of a definitive restructuring agreement, approval by the lenders under our Amended Senior Credit Facility, approval of the requisite number of noteholders, and approval of certain corporate actions by the requisite number of our shareholders. Since the Company was in continuing restructuring negotiations with the noteholders, the Company also did not make the subsequent semiannual interest payment of €10.625 million due on September 15, 2002.

The Company publicly announced on November 13, 2002, that it had signed a definitive restructuring agreement with noteholders representing nearly 99% of the Senior Subordinated Notes and with the Schoeller Group entities. Pursuant to the restructuring agreement, consenting noteholders will exchange their Senior Subordinated Notes for ordinary shares in the Company initially representing 90% of the Company’s issued and outstanding ordinary shares immediately after the restructuring. The exchange of Senior Subordinated Notes for ordinary shares will result in the elimination of a substantial amount of the Company’s debt. As part of the restructuring, consenting noteholders have also agreed to remove most of the restrictive covenants applicable to any remaining Senior Subordinated Notes, offering the Company greater flexibility in its business going forward. The restructuring agreement is subject to customary closing conditions as well as the completion of negotiations with the Company’s senior lenders with respect to an additional amendment of the Company’s Amended Senior Credit Facility and approval of certain corporate actions by the requisite number of our shareholders. The Company expects to complete the restructuring by the end of 2002. The Company cannot, however give any assurances that it will be successful in completing the restructuring.

The ownership interest of our current shareholders will be severely diluted after a successful completion, if any, of the restructuring. Under the terms of the restructuring agreement, our current shareholders will retain 10% of our issued and outstanding ordinary shares immediately following the completion of the restructuring. Our current shareholders will also be issued warrants to acquire additional ordinary shares, which together with the ordinary shares currently owned, will represent up to 35% of our post-restructuring share capital on a fully-diluted basis (after giving effect to the provision for the issuance of ordinary shares representing 5% of the issued ordinary share capital for a management share incentive plan), depending on the future performance of the Company and based on the equity valuation of the Company on October 31, 2005. As a result, our noteholders would, if the restructuring is completed successfully, control 90% of our issued and outstanding ordinary shares immediately following the restructuring.

Under the terms of the restructuring agreement and because the number of holders of the Senior Subordinated Notes consenting to the exchange exceeds 97% of principal amount of the Senior Subordinated Notes, the restructuring will be implemented through a private and voluntary exchange offer in respect of the Senior Subordinated Notes.

Implementation of the restructuring of the Senior Subordinated Notes is further subject to the satisfaction of or waiver by the ad hoc committee of certain conditions, including having no material adverse tax consequences for the Company arising from the restructuring. The Company has not yet completed its final determination of the tax consequences of the restructuring, but it is possible that the tax consequences could have a material negative impact on the financial position of the Company.

Upon a successful completion, if any, of the restructuring of our debt, our board of directors will be comprised of seven members, three of which would be nominated by our noteholders, three of which will be nominated by the Schoeller Group Entities, as our principal shareholders, and one of which will be a member of the Company’s management. As a result of this composition, the interests of the Schoeller Group Entities and our current shareholders generally as now represented on our board of directors will be substantially reduced.

We hope to complete the restructuring based on the definitive restructuring agreement by the end of 2002, which will allow us to restructure our balance sheet to reduce our debt and interest burdens resulting from both our Senior Subordinated Notes and our obligations under the Amended Senior Credit Facility. If we are unable to complete the restructuring, at all or in a timely manner, the entire principal amount of all the Senior Subordinated Notes then outstanding plus accrued interest to the date of acceleration may be accelerated and immediately due and payable at the option of the trustee for the Senior Subordinated Notes or the holders of 25% or more of the aggregate principal amount of the Senior Subordinated Notes. In addition, our senior lenders could accelerate and make immediately due and payable the then outstanding principal balance and accrued interest under the Amended Senior Credit Facility. In either event, we would not be able to pay the accelerated amounts due and the senior lenders would then be able to foreclose on our assets that secure the Amended Senior Credit Facility.

Seller Subordinated Note

As part of the purchase price for an asset acquisition in August 2000, an indirect subsidiary of the Company (“Bromley Acquisition”) issued a subordinated note in the original principal amount of $6.6 million. In connection with the proposed restructuring of the Company’s debt, and the senior position of both the Amended Senior Credit Facility and Senior Subordinated Notes, the Company determined not to make the payments of principal and interest on the Bromley subordinated note that were due on April 1, July 1, and October 1, 2002 totaling approximately $1.2 million. The note is an unsecured obligation of Bromley Acquisition, is guaranteed by IFCO North America, and is expressly subordinate to indebtedness under the Senior Credit Facility and the Senior Subordinated Notes. The Bromley subordinated note accrues interest at the rate of 9% per annum and has an outstanding principal balance of $4.8 million.

The Company received a default notice from the holder of the Bromley subordinated note in April 2002. The Bromley subordinated note provides, however, for a 180-day standstill in the event of a continuing default under the Company’s senior debt, which is defined to include the Senior Credit Facility and the Senior Subordinated Notes. Accordingly, as a result of the continuing default under the Senior Subordinated Notes, the holder of the Bromley subordinated note may not exercise any remedy under the note for this 180-day period. The Company subsequently entered into negotiations with the holder with respect to a reduction of the principal amount and new terms for repayment.

Effective as of November 11, 2002, IFCO North America and Bromley Acquisition entered into a settlement agreement with the holder of the Bromley subordinated note and its current beneficial holders in order to settle all claims under the note and release IFCO North America from its original guaranty. Pursuant to the terms of the settlement agreement and upon the effective date of the restructuring of the Senior Subordinated Notes, Bromley Acquisition will deliver a new subordinated note to the holder in the amount of $500,000, IFCO North America will deliver to the holder a new guaranty of payment of the new note, and Bromley Acquisition will deliver $500,000 in cash to the holder. The original Bromley subordinated note and the original guaranty will be canceled at that time. The settlement agreement includes a release of all claims by the parties, except with respect to the new Bromley subordinated note and new guaranty, potential claims against Bromley Acquisition not to exceed $100,000 with respect to a facility leased by Bromley Acquisition from an affiliate of one or more of the current beneficial holders, and excluded liabilities under the terms of the asset purchase agreement for the original acquisition. The settlement agreement may be terminated by IFCO North America or the current beneficial holders if the restructuring has not been completed by January 31, 2003.

The new Bromley subordinated note will have an original principal amount of $500,000 and bear interest at the rate of 9% per annum. There will be no payments of principal or interest due until the full principal amount and all accrued interest are finally due and payable on October 31, 2005.

Receivable Factoring

The Amended Senior Credit Facility permits specified levels of receivable factoring. IFCO GmbH (which later merged into IFCO Europe) and, subsequently, other subsidiaries of IFCO GmbH in Europe, previously entered into factoring agreements under which these European subsidiaries could offer all of their trade receivables to a factoring agent. Under the factoring agreement, the sales price is the nominal value of the receivable less a factoring fee of 0.45% of the nominal value of the factored receivables. The factoring agent had the right to collect the receivables and bore the collection risk. The factoring agent was required to remit 75% of the factored receivables to these European subsidiaries. The remainder, less the factoring charge, was held in an escrow account and was remitted to these European subsidiaries following collection.

The previous factoring agreements for France, Italy, and Spain were terminated effective September 30, 2001, and the previous factoring agreement for Germany was terminated effective January 31, 2002. The Company has satisfied its repayment obligations under all of the previous factoring agreements, except for its obligations under the previous German factoring agreement, which the Company satisfied in full by August 31, 2002.

The Company has subsequently entered into new factoring agreements in France and Spain. Management also intends to replace the old factoring agreements in Germany and Italy and is in preliminary discussions with prospective factoring agents.

The Company’s European subsidiaries factored approximately 38.9% and 17.4% of their receivables for the nine months ended September 30, 2001 and 2002, respectively. They also incurred factoring charges and factoring-related interest charges of $2.6 million and $0.6 million for the nine months ended September 30, 2001 and 2002, respectively, which are shown as factoring charges in the accompanying condensed consolidated statements of operations. Under the French factoring agreement, there is a factoring fee of 0.38% of the nominal value of the factored receivables and the interest rate on cash advances relating to factored receivables is based on the three-month EURIBOR rate plus 0.80%, or 4.10% as of September 30, 2002. Under two Spanish agreements, there are factoring fees of 0.20% and 0.25%, respectively, of the nominal value of the factored receivables and the interest rate on cash advances relating to factored receivables is based on the three-month EURIBOR rate plus 1.25%, or 4.55% as of September 30, 2002.

Capital Lease Obligations

The Company has entered into leases with unaffiliated third parties principally for RPCs in Europe that are accounted for as capital leases. The RPC capital leases are part of sale-leaseback transactions in which the Company has sold the RPCs to third parties, which then leases them back to the Company. The RPC capital leases cover approximately 8.4 million RPCs as of September 30, 2002. Upon termination of a lease, the RPCs are repurchased by the Company.

Restricted Cash and Cash Equivalents

Included in other current assets in the accompanying condensed consolidated balance sheet as of September 30, 2002 is approximately $6.5 million in restricted cash and cash equivalents. Of this amount, $4.1 million relates to cash collateralized deposits, which were used to provide some retailers with guaranties regarding the Company’s deposit obligations, $1.5 million relates to prepaid funding of anticipated future workers compensation liabilities, and $0.9 million relates to proceeds paid to the Company’s senior lenders to be applied to outstanding balances under the Amended Senior Credit Facility. See Notes 3 and 4 to condensed consolidated financial statements.

Liquidity

The Company’s sources of cash liquidity include cash from operations and amounts available under the Amended Senior Credit Facility. These sources are not currently sufficient to finance the Company’s capital requirements. The Company has recurring operating losses and a recurring net cash deficit from operating activities, although the Company has had positive net cash flows from operating activities during the nine months ended September 30, 2002. Currently, the

Company is in default with respect to interest payments on the Senior Subordinated Notes and in violation of certain covenants of the Amended Senior Credit Facility. The Company is in the process of restructuring the Senior Subordinated Notes and attempting to amend the Amended Senior Credit Facility. Additionally, as a result of the level of the outstanding borrowings, borrowing base limitations, and existing covenant violations, the Company had no additional borrowing availability under the Amended Revolver and Amended Senior Credit Facility as of September 30, 2002 and in the third quarter of 2002. These circumstances raise significant uncertainties regarding future financing and the Company’s ability to continue as a going concern. As a result, the audit report for the Company’s 2001 audited financial statements included a going concern report modification as published in the Company’s 2001 Annual Report.

5. NET (LOSS) INCOME PER SHARE

Net (loss) income per share – basic for the three and nine months ended September 30, 2001 and 2002 was computed using the weighted average number of shares outstanding for the periods presented. The effect of unexercised stock options determined under the treasury method was anti-dilutive and therefore excluded for the three and nine months ended September 30, 2001 and 2002.

6. FOREIGN CURRENCY (LOSS) GAIN
The results of operations for the nine months ended September 30, 2001 and 2002 include a net foreign currency gain (loss) of $5.7 million and $(26.4) million, respectively, resulting from the effect of the change in the exchange rate between the U.S. dollar and the euro during the respective reporting periods on the Company’s euro swingline borrowings on IFCO North America’s books, whose functional currency is the U.S. dollar and the U.S. dollar intercompany receivable on the books of the parent company, whose functional currency is the euro, due from IFCO North America. The results of operations for the nine months ended September 30, 2001 and 2002 also include foreign currency gains of $4.1 million and $0.9 million, respectively, resulting from operating transactions denominated in currencies other than the functional currency.

7. ENVIRONMENTAL MATTERS

In February 1998, a subsidiary of PalEx acquired a steel drum reconditioning company with a facility in Zellwood, Florida as indirect wholly owned subsidiary of IFCO North America (the “Zellwood Subsidiary”). In 1982, Zellwood Subsidiary was notified by EPA and FDEP that they believed that Zellwood Subsidiary might be a potentially responsible party (“PRP”) regarding the Zellwood Groundwater Contamination Site in Orange County, Florida (the “Zellwood Site”). The Zellwood Site was designated a “Superfund” environmental clean-up site after FDEP discovered arsenic contamination in a shallow monitoring well adjacent to it. The Zellwood Subsidiary facility is a portion of the 57 acres constituting the Zellwood Site. The Company believes that Zellwood Subsidiary and its former shareholders were among approximately 25 entities and individuals identified as PRPs by EPA.

Zellwood Subsidiary was successful in negotiating a settlement with EPA with regard to the Zellwood facility. Zellwood Subsidiary and EPA entered into a settlement agreement in the form of a Consent Decree on September 17, 2001. Pursuant to terms of the Consent Decree, EPA received $3.0 million of insurance proceeds based upon policies maintained by Zellwood Subsidiary, which was required to perform certain remedial actions, primarily environmental testing and grounds maintenance for an extended period of time.

In connection with the sale of the Company’s industrial container services operations, the buyer agreed to perform the remedial actions required in the Zellwood settlement agreement with the U.S. government. See Note 3. Although the Company believes the buyer has the financial wherewithal to perform the necessary remedial actions, in the event it does not or cannot perform these actions, the U.S. government may assert claims against Zellwood Subsidiary for the failure to perform these actions.

In order to settle claims by the City of Chicago relating to odor and air quality complaints, the Company agreed with the City of Chicago to relocate its Acme Barrel operations before May 31, 2003, to modify its business operations, and to make certain capital improvements to the facility pending its relocation. In accordance with the terms of the sale of the Company’s industrial container services operations, the Acme Barrel facility will cease operations no later than May 31, 2003, and the buyer must take title to the Acme Barrel real property and the facility’s other assets before August 25, 2003 or sell the real property to a third party before that date. The buyer is contractually obligated in the purchase agreement to reimburse the Company for expenses incurred by the Company in connection with any environmental remediation required for the Acme Barrel property to be in compliance with applicable environmental laws. See Note 3.

As a related matter, approximately 96 claimants are asserting pollution nuisance claims before the Illinois Pollution Control Board with respect to certain operations of the Acme Barrel facility from January 2000 until January 2002. The claimants are seeking a cease and desist order against the Company’s subsidiary, although the Illinois Pollution Control Board has the power to assess monetary penalties. Although there is a potential for material monetary penalties in connection with these claims, the Company does not believe at this time that a materially adverse outcome is likely. The Company intends to vigorously defend against these claims.

An indirect subsidiary of the Company was identified as a PRP with respect to the Operating Industries, Inc. site (“OII Site”) in Monterey Park, California. Based on information currently available, the estimated maximum liability of the indirect subsidiary with respect to the OII Site is approximately $0.8 million, determined by the indirect subsidiary’s quantified contribution to the site. In 2001, the Company entered into a settlement with EPA, via a consent judgment, to settle past and future liability for the OII Site. As part of the sale of the Company’s industrial container services operations, the settlement of $0.8 million, which the Company had previously accrued, was delivered in February 2002 to a third party to hold in escrow until final payment was made. See Note 3. The final settlement payment was made from the escrow in early July 2002.

8. RELATED PARTY TRANSACTIONS

The accompanying condensed consolidated balance sheets contain related party accounts receivable and related party accounts payable from the Company’s European RPC supplier, Schoeller Wavin Systems AG or its affiliates (“SWS”), for the sale of broken granulated RPCs. The balances in the related party payable due to SWS and related party receivable due from SWS are approximately $9.1million and $8.5million at September 30, 2002, leaving a net payable balance of approximately $0.6 million. The balance due SWS, net of related party receivables owed to the Company by SWS, as of December 31, 2001, was $9.0 million. The Company recognized $7.8 million and $2.7 million in related party granulate sales during the nine months ended September 30, 2001 and 2002, respectively.

The results of operations for each of the nine months ended September 30, 2002 and September 30, 2001, include a charge of $0.5 million for management advisory services, costs and expenses paid to Schoeller Logistics Industries GmbH, a company owned by the Schoeller family. The contract for these services expires in December 2002.

9. RESTRUCTURING COSTS

2001 Operational Restructuring

During 2001, IFCO management began to assess the Company’s continuing operations and management structure and recorded a liability of $3.7 million in the fourth quarter of 2001 for involuntary termination benefits and exit costs related to facility closures, which was reflected as restructuring costs. Restructuring costs recorded for severance are for employees that were notified prior to December 31, 2001 of their termination benefits and termination dates based on senior management’s decisions. Restructuring costs related to plant and facility closures were based upon a reorganization plan adopted by senior management prior to December 31, 2001 that targeted certain facilities for closure and included planned closure dates for each facility. Payments of approximately $1.2 million were made during the nine months ended September 30, 2002 to reduce the restructuring liability. During the third quarter 2002, the Company revised its estimates of the final costs required to complete the restructuring and accordingly recorded a reduction of approximatley $1.1 million in the remaining accrued balance, which is shown as a restructuring gain on the accompanying condensed consolidated statement of operations. As of September 30, 2002, the remaining accrued balance of approximately $1.4 million consists primarily of remaining facility closure costs.

2002 Financial Restructuring

The Company incurred approximately $5.0 million in legal, accounting and other advisory costs in connection with the proposed restructuring of the Senior Subordinated Notes during the nine months ended September 30, 2002. Approximately $2.4 million of these costs were considered by the Company to be debt extinguishment costs and were expensed, which are shown as Financial Restructuring Costs in the accompanying condensed consolidated statement of operations for the nine months ended September 30, 2002, respectively. Approximately $2.6 million of these costs were considered by the Company to be costs of equity issuance and were capitalized and included in other noncurrent assets in the accompanying condensed consolidated balance sheet as of September 30, 2002. See Note 4.

Cautionary Note Regarding Forward-Looking Statements

Some of the statements contained in this report discuss future expectations, contain projections of results of operations or financial condition of IFCO Systems, or state other forward-looking information. These statements may include financial information and/or statements for periods following the period covered by this report. You can find many of these statements by looking for words like believes, expects, anticipates, estimates, or similar expressions used in this report.

These forward-looking statements may be affected by known and unknown risks, uncertainties, and other factors that could cause the actual results to differ materially from those contemplated by the statements. The forward-looking information is based on various factors and was derived using numerous assumptions that we believe to be reasonable. Risks and uncertainties include the following: (1) the Company’s significant indebtedness; (2) the Company’s ability to complete a restructuring of its debt; (3) the cost and availability of financing for operations, capital expenditures, and contemplated growth; (4) the ability to comply with covenants of credit agreements to which IFCO Systems is a party and to make required payments of interest and principal; (5) the ability to comply with covenants of the indenture governing the Company’s senior subordinated notes and to make required payments of interest and principal; (6) IFCO Systems’ ability to effectively integrate its operations and achieve its operational and growth objectives; (7) the competitive nature of the container businesses, including returnable plastic containers, or RPCs, and pallets; (8) customer demand and business and economic cycles; (9) seasonality; (10) weather conditions; (11) availability and cost of used pallets; (12) changes in national or international politics and economics; (13) currency exchange rate fluctuations; and (14) changes in capital and financial markets, including the performance of companies listed on the Frankfurt Stock Exchange.

Important factors that could cause the Company’s actual results to be materially different from the forward-looking statements are also disclosed throughout this report.

IFCO Systems N.V.
Report of Management
For the Three and Nine Months Ended September 30, 2002

Operating Results

The following table sets forth selected financial data for the three and nine months ended September 30, 2002 compared to comparative data for the three and nine months ended September 30, 2001.

The results of operations for the discontinued industrial container services operations are reflected as income from discontinued operations during the three and nine months ended September 30, 2001. The results of operations for the industrial container services business for the three and nine months ended September 30, 2002 have been recorded against the 2001 accrual for operating losses anticipated until the expected disposal date.

The Company has modified its business segment reporting by presenting the operating results of the global RPC operations as one business segment. The Company had previously disclosed certain information for European and Non-European RPC operations separately. These RPC operations are currently viewed by senior management as one operating segment. Accordingly, the previously reported results of the European and non-European RPC operations for the three and nine months ended September 30, 2001 have been consolidated.

The Company has also reviewed and updated its methodology to allocate costs between costs of sales and selling, general and administrative expenses for the Pallet Services divisions in order to reflect more accurately the nature of those costs. This review resulted in the reclassification of approximately $4.7 million in costs from selling, general and administrative costs to costs of sales from previously reported results for the nine months ended September 30, 2001. This review also resulted in the reclassification of approximately $3.0 million in costs from selling, general and administrative costs to costs of sales from previously reported results for the six months ended June 30, 2002. The results of our pallet services operations for the three months ended September 30, 2002, reflect this updated allocation methodology. Certain other reclassifications have been made to the December 31, 2001 financial statements to make their presentation consistent with the September 30, 2002 financial statements. The results of these reclassifications did not affect the net loss of the Company for any period presented.

Functional currencies in the Company’s markets have been converted to U.S. dollars at the weighted average exchange rate during each period presented.

	For the Three Months Ended September 30,				For the Nine Months Ended September 30,
	2001		2002		2001		2002
	(dollars in thousands)				(dollars in thousands)
Revenues:
—RPCs	37,754	40.0%	$38,279	40.8%	$113,124	38.7%	$108,259	37.9%
—Pallet services	48,902	51.9	52,263	55.6	157,229	53.8	162,673	56.9
—Pallet pooling	4,859	5.2	3,383	3.6	13,935	4.8	12,371	4.3
—Related party RPC granulate sales	2,780	2.9	—	—	7,813	2.7	2,686	0.9

	94,295	100.0	93,925	100.0	292,101	100.0	285,989	100.0
Cost of sales:
—RPCs	34,155	36.2	31,588	33.6	97,387	33.3	94,621	33.1
—Pallet services	43,400	46.0	44,540	47.4	135,794	46.5	139,150	48.7
—Pallet pooling	3,475	3.7	2,306	2.5	9,968	3.4	9,676	3.4
—Related party RPC granulate cost of sales	2,780	2.9	—	—	7,813	2.7	2,686	0.9

	83,810	88.9	78,434	83.5	250,962	85.9	246,133	86.1
Total gross profit	10,485	11.1	15,491	16.5	41,139	14.1	39,856	13.9
Selling, general and administrative expenses, excluding corporate expenses	11,676	12.4	9,758	10.4	37,985	13.0	29,756	10.4
Operating restructuring costs (gain).	—	—	(1,056)	(1.1)	—	—	(1,056)	(0.4)
Capital restructuring costs	—	—	2,099	2.2	—	—	2,434	0.9
Amortization of goodwill and other intangible assets	1,728	1.8	4	0.0	5,177	1.8	31	0.0
Other operating income, net	(491)	(0.5)	(1,313)	(1.4)	(1,432)	(0.5)	(2,510)	(0.9)

(Loss) income from operations
before corporate expenses	(2,428)	(2.6)	5,999	6.4	(591)	(0.2)	11,201	3.9
Corporate expenses	1,968	2.1	886	0.9	3,411	1.2	2,878	1.0

(Loss) income from operations	(4,396)	(4.7)	5,113	5.4	(4,002)	(1.4)	8,323	2.9
Interest expense, net	(7,008)	(7.4)	(6,537)	(7.0)	(18,792)	(6.4)	(23,679)	(8.3)
Factoring charges	(883)	(0.9)	2	0.0	(2,611)	(0.9)	(647)	(0.2)
Foreign currency (losses) gains	(20,228)	(21.5)	1,283	1.4	9,760	3.3	(25,476)	(8.9)
Other income, net	209	0.2	560	0.6	919	0.3	393	0.1
Income tax provision	(282)	(0.3)	(124)	(0.1)	(398)	(0.1)	(153)	(0.1)
Income from equity entities, net	49	0.1	117	0.1	111	0.0	155	0.1

Net (loss) income from continuing
operations	(32,539)	(34.5)	414	0.4	(15,013)	(5.1)	(41,084)	(14.4)
Net (loss) income from
discontinued operations	(66,226)	(70.2)	3,138	3.3	(69,299)	(23.7)	3,138	1.1

Net (loss) income	(98,765)	(104.7)%	$3,552	3.8%	$(84,312)	(28.9)%	$(37,946)	(13.3)%

Revenues

Consolidated revenues decreased $0.4 million, or 0.4% to $93.9 million for the three months ended September 30, 2002 from $94.3 million for the three months ended September 30, 2001. Consolidated revenues decreased $6.1 million, or 2.1%, to $286.0 million for the nine months ended September 30, 2002 from $292.1 million for the nine months ended September 30, 2001.

Revenues for the three months ended September 30, 2001 include $1.0 million of revenues from IFCO Argentina S.A. (“IFCO Argentina”), an operating unit which was consolidated in the condensed statement of operations for the three months ended September 30, 2001, but which was deconsolidated for the three months ended September 30, 2002, and $6,000 of revenues related to a subsidiary that provided logistic services to third parties (“ILS”), which was closed during the three months ended September 30, 2001. Revenues for the nine months ended September 30, 2001 include $3.2 million of revenues from IFCO Argentina, and $1.7 million of revenues related to ILS.

Related party granulate sales in Europe were $2.8 million and zero for the three months ended September 30, 2001 and, 2002, respectively. Related party granulate sales in Europe were $7.8 million and $2.7 million for the nine months ended September 30, 2001 and September 30, 2002, respectively. Related party RPC granulate sales were the result of the sales of broken RPCs to the Company’s related party supplier of RPCs, which uses the RPC granulate in the RPC manufacturing process. In connection with the RPC replacement and upgrade program discussed below, beginning in the second quarter of 2002, granulate is no longer sold to the Company’s related party supplier, SWS, for a guaranteed repurchase price and, therefore, is no longer included in revenues. Instead, the Company now transfers old RPCs to SWS and only pays for production costs and other incidental acquisition costs for the new generation RPCs.

Excluding revenues from IFCO Argentina, ILS, and sales of granulate from reported consolidated revenues, consolidated revenues increased $3.4 million, or 3.7%, to $93.9 million for the three months ended September 30, 2002 from $90.5 million for the three months ended September 30, 2001. Excluding revenues from IFCO Argentina, ILS, and sales of granulate from reported consolidated revenues, revenues increased $3.9 million, or 1.4%, to $283.3 million for the nine months ended September 30, 2002 from $279.4 million for the nine months ended September 30, 2001. The following table sets forth selected revenue data for the three and nine months ended September 30, 2002 compared to comparative data for the three and nine months ended September 30, 2001.

	For the Three Months Ended September 30,				For the Nine Months Ended September 30,
	2001	2002	Variance	Percent Variance	2001	2002	Variance	Percent Variance
	(dollars in thousands)				(dollars in thousands)
Consolidated reported revenues	$94,295	$93,925	$(370)	(0.4)%	$292,101	$285,989	$(6,112)	(2.1)%
Granulate revenues	2,780	—	(2,780)	n/a	7,813	2,686	(5,127)	(65.6)
IFCO Argentina revenues	967	—	(967)	n/a	3,201	—	(3,201)	n/a
ILS revenues	6	—	(6)	n/a	1,651	—	(1,651)	n/a

Consolidated revenues, less revenues from granulate, IFCO Argentina and ILS	$90,542	$93,925	$3,383	3.7%	$279,436	$283,303	$3,867	1.4%

RPC Operations. Net revenues from RPC operations decreased $2.3 million, or 5.6%, to $38.3 million for the three months ended September 30, 2002 compared to $40.5 million for the three months ended September 30, 2001. Excluding revenues from sales of granulate, IFCO Argentina and ILS from reported RPC revenues, revenues increased $1.5 million, or 4.1%, to $38.3 million for the three months ended September 30, 2002 from $36.8 million for the three months ended September 30, 2001.

Net revenues from the RPC operations decreased $10.0 million, or 8.3%, to $110.9 million for the nine months ended September 30, 2002 compared to $121.0 million for the nine months ended September 30, 2001. Excluding revenues from IFCO Argentina and ILS from reported RPC revenues, revenues were unchanged at $108.3 million each of the nine months ended September 30, 2002 and September 30, 2001, respectively.

For the three months ended September 30, 2002 and September 30, 2001, the RPC business segment made approximately 58.5 million and 66.3 million trips, respectively, a decrease of 11.8%. For the first nine months of 2002 and 2001, our RPCs made approximately 172.4 million and 189.4 million trips, respectively, a decrease of 9.0%. The reduced number of trips was offset by higher per trip revenues, leading to relatively flat revenues, when excluding sales of granulate,

IFCO Argentina, and ILS from reported revenues, for the three and nine months ended September 30, 2002, as compared to the three and nine months ended September 30, 2001. As a result of the ongoing RPC replacement and upgrade program, and in line with our expectations, our global RPC pool level at September 30, 2002 had decreased by 4.4% to 67.4 million RPCs compared to 70.5 million RPCs at September 30, 2001, a decrease of 2.7 million RPCs, or 3.9% from the number as of June 30, 2002. The following table sets forth selected RPC trip data for the three and nine months ended September 30, 2002 compared to comparative data for the three and nine months ended September 30, 2001.

	For the Three Months Ended September 30,				For the Nine Months Ended September 30,
	2001	2002	Variance	Percent Variance	2001	2002	Variance	Percent Variance
	(in thousands of trips)				(in thousands of trips)
Number of RPC trips	66.3	58.5	(7.8)	(11.8)%	189.4	172.4	(17.0)	(9.0)%

The decreases in both periods are principally due to uncertainties among customers and retailers regarding the Company’s liquidity during its debt restructuring. See Note 4 to condensed consolidated financial statements.

Pallet Services Operations. Pallet services revenues increased $3.4 million, or 6.9%, to $52.3 million for the three months ended September 30, 2002 from $48.9 million for the three months ended September 30, 2001. Pallet services revenues increased $5.4 million, or 3.5%, to $162.7 million for the nine months ended September 30, 2002 from $157.2 million for the nine months ended September 30, 2001. The increases in both periods are a result of higher revenues in the Company’s crating division in all 2002 periods presented as compared to similar 2001 periods and improving volume in the pallet recycling division in the three months ended September 30, 2002 relative to the three months ended September 30, 2001.

Pallet Pooling Operations. Revenues for pallet pooling operations decreased $1.5 million, or 30.4%, to $3.4 million for the three months ended September 30, 2002 from $4.9 million for the three months ended September 30, 2001. Revenues for pallet pooling operations decreased $1.6 million, or 11.2%, to $12.4 million for the nine months ended September 30, 2002 from $13.9 million for the nine months ended September 30, 2001.

Cost of Sales and Gross Profit

Consolidated cost of sales decreased $5.4 million, or 6.4%, to $78.4 million for the three months ended September 30, 2002 compared from $83.8 million for the three months ended September 30, 2001. Gross profit as a percentage of revenues increased to 16.5% for the three months ended September 30, 2002 from 11.1% for the three months ended September 30, 2001.

Consolidated cost of sales decreased $4.8 million, or 1.9%, to $246.1 million for the nine months ended September 30, 2002 compared from $251.0 million for the nine months ended September 30, 2001. Gross profit as a percentage of revenues decreased to 13.9% for the nine months ended September 30, 2002 from 14.1% for the nine months ended September 30, 2001.

RPC Operations. Cost of sales decreased by $5.3 million, or 14.5%, to $31.6 million for the three months ended September 30, 2002 compared to $36.9 million for the three months ended September 30, 2001. Excluding costs of sales from sales of granulate, IFCO Argentina and ILS from reported results, RPC cost of sales, which includes depreciation of the RPCs, decreased $1.8 million, or 5.5%, to $31.6 million for the three months ended September 30, 2002 from $33.4 million for the three months ended September 30, 2001. Gross profit as a percentage of related revenues increased to 17.5% for the three months ended September 30, 2002 from 9.5% for the three months ended September 30, 2001. Excluding costs of sales from sales of granulate, IFCO Argentina and ILS from reported results, gross profit as a percentage of related revenues increased to 17.5% for the three months ended September 30, 2002 from 9.2% for the three months ended September 30, 2001.

Cost of sales decreased $7.9 million, or 7.5%, to $97.3 million for the nine months ended September 30, 2002 compared to $105.2 million for the nine months ended September 30, 2001. Excluding costs of sales from sales of granulate, IFCO Argentina and ILS from reported results, RPC cost of sales, which includes depreciation of the RPCs, increased $1.6 million, or 1.7%, to $94.6 million for the nine months ended September 30, 2002 from $93.1 million for the nine months ended September 30, 2001. Gross profit as a percentage of related revenues decreased to 12.6% for the nine months ended

September 30, 2002 from 13.9% for the nine months ended September 30, 2001. Excluding costs of sales from sales of granulate, IFCO Argentina and ILS from reported results, gross profit as a percentage of related revenues decreased to 12.6% for the nine months ended September 30, 2002 from 14.0% for the nine months ended September 30, 2001.

Pallet Services Operations. Cost of sales increased $1.1 million, or 2.6%, to $44.5 million for the three months ended September 30, 2002 compared to $43.4 million for the three months ended September 30, 2001. Gross profit as a percentage of related revenues increased to 14.8% for the three months ended September 30, 2002 from 11.3% for the three months ended September 30, 2001.

Cost of sales increased $3.4 million, or 2.5%, to $139.2 million for the nine months ended September 30, 2002 compared to $135.8 million for the nine months ended September 30, 2001. Gross profit as a percentage of related revenues increased to 14.5% for the nine months ended September 30, 2002 from 13.6% for the nine months ended September 30, 2001.

The increase in gross profit percentage for all periods was primarily attributable to a reduction in per unit prices due to an oversupply of pallets in the North America economy, which negatively affected the five calendar quarters ending September 30, 2002, but to a greater extent in the three months ended September 30, 2001 than in any quarters during 2002. Additionally, the increase in revenues for the pallet services segment during 2002 over 2001 has resulted in more efficient utilization of indirect costs of sales, resulting in increasing margins.

Pallet Pooling Operations. Cost of sales decreased $1.2 million, or 33.6%, to $2.3 million for the three months ended September 30, 2002 compared to $3.5 million for the three months ended September 30, 2001. Gross profit as a percentage of related revenues increased to 31.8% for the three months ended September 30, 2002 from 28.5% for the three months ended September 30, 2001.

Cost of sales decreased $0.3 million, or 2.9%, to $9.7 million for the nine months ended September 30, 2002 compared to $10.0 million for the nine months ended September 30, 2001. Gross profit as a percentage of related revenues decreased to 21.8% for the nine months ended September 30, 2002 from 28.5% for the nine months ended September 30, 2001. Gross profit margin declined principally due to the costs required to shut down one of the Company’s automated pallet repair lines.

RPC Replacement and Upgrade Program. During 2001, the Company began a replacement and upgrade program in Europe and entered into a term sheet modifying the existing supply agreement from 1997 with its related party supplier, SWS, for the purpose of replacing the majority of its European RPC pool beginning in fall 2001. The Company plans to transfer RPCs to SWS over a four- to five-year period and pay a production fee, and incur incidental acquisition costs, in exchange for new generation RPCs produced by SWS. The Company also developed a plan in 2001 to replace the majority of its U.S. RPC pool beginning in early 2003 under similar terms. The Company records the new generation RPCs at a cost basis of the salvage value of RPCs transferred to SWS plus the production costs paid to SWS and other incidental acquisition costs incurred by the Company. The Company believes that the new RPCs will be more durable and of better quality than the existing RPCs.

The replacement program and supply agreement negotiations between the Company and SWS were ongoing throughout 2001. Final negotiation of timing and completion of the majority of the RPC pool replacement and pricing terms was completed and terms agreed upon in December 2001. In April 2002, the Company entered into the formal replacement supply agreement with its related party supplier, which included the material terms from the term sheet.

Based on the negotiated timeframe of the replacement program, the Company performed an analysis of the useful lives of the existing RPC pools. The Company has differentiated between the old RPC pool that existed prior to the replacement program and the new RPC pool that will include the replacement, new generation RPCs.

In connection with the replacement program, the Company reduced the remaining useful life of the existing European RPC pool to a weighted average life of two years, based on the Company’s estimate of the timing of the RPC replacement program. Similarly, the Company reduced the remaining useful life of the existing U.S. RPC pool to a weighted average life of three years. The Company also adjusted the salvage value of the existing RPC pools to reflect the pricing terms of the replacement program. The salvage value is now based on the cost of plastic raw materials under an average market price index. The salvage value was formerly based on a guaranteed consideration price from SWS, but the guaranteed consideration price was removed as part of the replacement program negotiations.

Operational Selling, General and Administrative Expenses

Selling, general and administrative expenses from continuing operations, excluding corporate expenses, decreased $1.9 million, or 16.4%, to $9.8 million for the three months ended September 30, 2002 compared to $11.7 million for the three months ended September 30, 2001. Selling, general and administrative expenses from continuing operations, excluding corporate expenses, decreased $8.2 million, or 21.7%, to $29.8 million for the nine months ended September 30, 2002 compared to $38.0 million for the nine months ended September 30, 2001. These decreases reflect the effect of lower administrative headcounts, lower professional fees, and continuing aggressive management of all selling, general and administrative expenses.

Other Items

Amortization of Goodwill and Other Intangible Assets. Amortization of goodwill and other intangible assets decreased to $4,000 and $31,000 for the three and nine months ended September 30, 2002 compared to $1.7 million and $5.2 million for the three and nine months ended September 30, 2001. The decrease was principally attributable to the adoption of SFAS No. 142 and the subsequent non-amortization of goodwill. See Note 1 to condensed consolidated financial statements.

Corporate Expenses. Corporate expenses, which includes costs of the Company’s German headquarters, decreased $1.1 million to $0.9 million for the three months ended September 30, 2002 compared to $2.0 million for the three months ended September 30, 2001. Corporate expenses decreased $0.5 million to $2.9 million for the nine months ended September 30, 2002 compared to $3.4 million for the nine months ended September 30, 2001. Effective January 1, 2002, the Company began allocating overhead related to the Company’s North American operations to the individual business units in North America based on their relative revenues. These costs had previously been included in corporate expenses. For comparative purposes, the Company has made a similar allocation of North American overhead costs to the individual business units for the three and nine months ended September 30, 2001. The decrease in corporate expenses during the three months ended September 30, 2002 over the comparative period ended September 30, 2001 resulted from the Company recording $0.1 million in related party management fees in the three month periods ended September 30, 2002, whereas a related party management fee of $0.5 million was recorded during the three months ended September 30, 2001. Additionally, the Company has continued its aggressive review and control of all overhead expenses.

Net Interest Expense. Our interest expense, net of factoring-related interest charges, decreased by $0.5 million to $6.5 million for the three months ended September 30, 2002 compared to $7.0 million for the three months ended September 30, 2001. Our interest expense, net of factoring-related interest charges, increased by $4.9 million to $23.7 million for the nine months ended September 30, 2002 compared to $18.8 million for the nine months ended September 30, 2001. The increase was due to higher interest rates imposed on outstanding balances under our Amended Senior Credit Facility as a result of certain defaults and higher amortization of deferred financing costs, offset by lower outstanding balance under the Amended Senior Credit Facility. See Note 4 to condensed consolidated financial statements. The increase is also a result of the accelerated amortization of deferred financing costs during the three and nine months ended September 30, 2002, which is being amortized over the adjusted maturity of the Amended Senior Credit Facility through 2003.See Note 4 to condensed consolidated financial statements. Net interest cost for the three months ended September 30, 2002, includes an accrual of €5.3 million (or approximately $5.2 million and based on average exchange rates during the three months ended September 30, 2002) and includes an accrual of €15.9 million for the nine months ended September 30, 2002 (or approximately $14.8 million based on average exchange rates during the nine months ended September 30, 2002) for interest due under the Senior Subordinated Notes. See Note 4 to condensed consolidated financial statements.

Foreign Currency (Loss) Gain. Our foreign currency (loss) gain decreased from a (loss) gain of $(20.3) million and $9.8 million for the three and nine months ended September 30, 2001, respectively, to a (loss) gain of $1.3 million and $(25.5) million for the three and nine months ended September 30, 2002, respectively, due to the change in the exchange rates between the U.S. dollar and the euro. See Note 6 to condensed consolidated financial statements.

(Loss) Income From Discontinued Operations. As described in Note 3 to condensed consolidated financial statements, for comparative purposes, the results of the industrial container services operations have been reflected in (loss) income from discontinued operations in the accompanying condensed consolidated statements of operations for the three and nine months ended September 30, 2001. The results of operations for the industrial container services business during 2002 has been recorded against the accrual for operating losses anticipated until the expected disposal date. During the nine months ended September 30, 2002, the Company reduced the accrual for operating losses by $2.2 million to reflect revisions in estimates related to environmental liabilities, transaction costs and other assets.

Net (Loss) Income

As a result of the foregoing, the Company’s net (loss) income decreased from $(98.8) million for the three months ended September 30, 2001 to $3.6 million for the three months ended September 30, 2002 and decreased from $(84.3) million for the nine months ended September 30, 2001 to $(37.9) million for the nine months ended September 30, 2002.

Impact of Inflation

The results of our operations for the periods discussed have not been materially affected by inflation.

Seasonality

Our RPC revenues vary depending on the fruit and vegetable harvesting season in different countries. Historically, a higher portion of our sales and operating income from RPCs has been recognized in the fourth quarter than in the first quarter, which has historically been the weakest quarter. Revenues in Germany, France, and the United States are highest in summer and fall. Revenues in Southern Europe reach a peak late in fall and throughout winter. Seasonality also has an influence on pricing, as transportation costs incurred during the winter to transport our RPCs from warmer countries in Southern Europe are higher than the costs to transport the RPCs from closer locations in Central Europe. We accordingly charge customers in these Southern European countries higher usage fees.

The pallet services business is subject to two major seasonal business changes during a typical year. These two seasonal shifts occur at the beginning of each year and during the summer months.

At the beginning of each year, retailers, who are our primary suppliers of pallet cores, purge their systems of excess pallets. The timing of this purge is related to the end of the holiday season in the fourth quarter when retailers generally have their lowest inventory levels of the products that they sell. Our pallet demand does not rise during this period-often the first quarter is the second slowest quarter of the year, so we generally have a build-up of pallet cores in the first quarter. This build-up is needed to accommodate the demand that typically exceeds the pallet core supply during the second quarter of each year.

The second major seasonal shift occurs during the summer months. Pallet demand is usually much lower due to the end of the produce season in Florida and South Texas. In addition, some of our customers close their manufacturing facilities to allow for employees to take vacations and their maintenance groups to perform major repairs and upgrades. This is particularly true in our wood crate business that primarily services the lawn and garden industry. Instead of closing their plants, some of our customers run a slower schedule to allow for their employee vacations. Typically, July is the slowest month of the year.

Research and Development; Technology Initiatives

The growth of our RPC operations reflects a history of devotion to product and systems innovations and creativity, and is a core value of the Company. Our research and development activities occur in tandem with our marketing efforts. We strive to lead as well as support the materials handling marketplace with new products and services while simultaneously expanding both markets and geographic coverage with our products and materials handling services. As the marketplace requires, we will strive to add new services and materials handling products to our existing product and service offerings.

We are engaged in ongoing product improvement efforts with our RPC suppliers to make our RPCs more durable and handling-efficient with a lower cost per trip and to develop new products. These research and development efforts are conducted by our suppliers pursuant to the terms of the applicable supply agreements and do not involve separate research and development expenditures. Our supply agreements are described in our 2001 Annual Report.

Cash Flow

Our sources of cash, to the extent they originate in different countries where we operate, are not restricted as to their movement from country to country. Our cash requirements generally follow the seasonality of our revenue generation. In addition, our RPC operations require cash, generally in the spring, for refund of RPC deposits.

Operating activities provided $4.1 million in cash for the nine months ended September 30, 2002 compared to a net use of $5.3 million for the nine months ended September 30, 2001. This improvement was principally the result of reduced selling, general and administrative expenses and of reduced investment in inventory and accounts receivable as compared to the nine months ended September 30, 2001. Included in other current assets in the accompanying condensed consolidated balance sheet as of September 30, 2002 is approximately $6.5 million in cash and cash equivalents. Of this amount, $4.1 million relates to cash collateralized deposits, which were used to provide some retailers with guaranties regarding the Company’s deposit obligations, $1.5 million relates to prepaid funding of anticipated future workers compensation liabilities, and $0.9 million in escrow, which relates to proceeds released upon transfer of the Zellwood Subsidiary’s assets and which is scheduled to be paid to the Company’s senior lenders to be applied to outstanding balances under the Amended Senior Credit Facility.

Net cash provided by investing activities was $23.7 million for the nine months ended September 30, 2002, compared to a use of $22.1 million for the nine months ended September 30, 2001. The principal source of cash provided by investing activities was the net proceeds from the sale of the industrial container services operations in February 2002. The Company’s capital expenditures decreased by 43.2% to $14.4 million for the nine months ended September 30, 2002 from $25.2 million for the nine months ended September 30, 2001, as a result of the Company’s aggressive cash management initiatives.

Net cash (used in) provided by financing activities decreased to $(31.4) million for the nine months ended September 30, 2002 from $29.2 million for the nine months ended September 30, 2001. The Company used a significant portion of the proceeds from the sale of the industrial container operations division to reduce its liabilities under the Senior Credit Facility. See Notes 3 and 4 to condensed consolidated statements.

As a result of the foregoing, cash and cash equivalents decreased $2.9 million to $9.0 million at September 30, 2002 from $11.9 million at December 31, 2001.

Liquidity

The Company’s sources of cash liquidity include cash from operations and amounts available under the Amended Senior Credit Facility. These sources are not currently sufficient to finance the Company’s capital requirements. The Company has recurring operating losses and a recurring net cash deficit from operating activities, although the Company has had positive net cash flows from operating activities during the nine months ended September 30, 2002. Currently, the Company is in default with respect to interest payments on the Senior Subordinated Notes and in violation of certain covenants of the Amended Senior Credit Facility. The Company is in the process of restructuring the Senior Subordinated Notes and attempting to amend the Amended Senior Credit Facility. Additionally, as a result of the level of the outstanding borrowings, borrowing base limitations, and existing covenant violations, the Company had no additional borrowing availability under the Amended Revolver and Amended Senior Credit Facility as of September 30, 2002 and in the third quarter of 2002. These circumstances raise significant uncertainties regarding future financing and the Company’s ability to continue as a going concern. As a result, the audit report for the Company’s 2001 audited financial statements included a going concern report modification as published in the Company’s 2001 Annual Report.

The Company’s ability to operate as a going concern is dependent on the Company’s ability to complete the restructuring of the Senior Subordinated Notes and to negotiate successfully an amendment of the Amended Senior Credit Facility. The Company is actively working on the completion of the restructuring and is in discussions with the lenders under the Amended Senior Credit Facility with respect to an amendment of the facility to extend the maturity, improve cash liquidity, and enable the Company to comply with financial covenants. The Company can give no assurances with respect to its ability to complete the restructuring or obatin any amendment of the Amended Senior Facility, including an amendment that would improve the Company’s cash liquidity.

The Company’s has been and continues to be focused on improving revenues in all business segments, including concentration on local businesses in Southern Europe in order to increase turns in the European RPC pool and the introduction of a national sales program in order to provide services to national accounts and thereby increase sales. Management of the Company recognizes that the Company’s ability to increase revenues is somewhat constricted by any limitations on the Company’s ability to make necessary capital expenditures. The Company is also continuing its efforts to cut costs significantly, both in European and North American operations. The Company believes there was substantial progress in this area in 2001 and in the first nine months of 2002 through the implementation of more effective internal processes with fewer personnel and outsourced costs, the integration of processes in North America, and additional logistic and washing cost efficiencies in Europe. It has, however, been necessary to pay approximately $4.8 million in the first nine months of 2002 for professional fees in connection with the proposed restructuring of the Company’s Senior Subordinated Notes, and management expects to incur significant additional expenditures until the completion of the restructuring. The proposed restructuring of the Senior Subordinated Notes is intended to reduce the Company’s interest burden.

As a result of the operating initiatives, the Company expects to achieve successful operations and that operating cash flows will improve to levels sufficient to meet operating needs. Subject to completion of the restructuring, the Company also anticipates that operating cash flows will also improve to levels sufficient to meet the debt service requirements on our remaining debt and that the Company’s incremental borrowing will be minimal. However, there can be no assurances that the Company will be able to achieve these objectives.

We are also pursuing additional financing, including additional sources of equity, sale-leaseback financing, and increased receivables factoring. We cannot, however, give any assurances that we will be able to obtain additional financing, that any additional financing will be on terms that are as favorable to us as our existing debt, or that sufficient cash will be provided by operations. If we fail to obtain additional financing, we fail to obtain any new financing on terms that are materially less favorable than those of our existing debt, or if sufficient cash is not provided by operations, any of these occurrences, or any combination of them, could have a material adverse effect on our results of operations and financial condition.

For a more thorough discussion of the indebtedness of the Company, please see Note 4 to condensed consolidated financial statements.

Financial Risk

The functional currency of the Company’s European operations and the parent company is the euro. The Company’s reporting currency is the U.S. dollar. Accordingly, our results of operations will be affected during those periods where there is significant fluctuation in the exchange ratio between the euro and the U.S. dollar.

The Company has entered into a contract with its sole related-party supplier of RPCs in Europe and in North America. This contract protects the Company against significant increases in the cost of granulate, the primary ingredient used in the manufacture of RPCs to the extent we recycle existing RPCs for new generation RPCs. To the extent we instead purchase new generation RPCs made from new, virgin material, we will be exposed to increases in the cost of new granulate.

The Company’s pallet recycling and drum reconditioning segments in North America are subject to cost fluctuations of used pallets and reconditionable drums created by the relationship between the supply and demand of these materials. Such cost fluctuations in the past have either had no material effect on the results of operations or have been passed on to our customers through price changes.

Employees

The Company employed 3,138 people in its continuing operations at September 30, 2002, compared to 3,219 at September 30, 2001, a decrease of 81.

Directors and Senior Management

Our directors and senior management are as follows:

Name	Position
Martin A. Schoeller	Co-Chairman and Director
Christoph Schoeller	Co-Chairman and Director
Cornelius Geber	Director
Sam W. Humphreys	Director
Eckhard Pfeiffer	Director
Karl Pohler	Director and Chief Executive Officer
Michael W. Nimtsch	Senior Executive Vice President and Chief Financial Officer
Wolfgang Orgeldinger	Chief Operating Officer
David Russell	President, IFCO North America

SIGNATURE

The Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on November 28, 2002.

IFCO SYSTEMS N.V.

By:	/S/ MICHAEL W. NIMTSCH
Michael W. Nimtsch Senior Executive Vice President and Chief Financial Officer

APPENDIX B
IFCO Systems N.V. announces Q3 2002 results

Ad-hoc-announcement transmitted by DGAP.
The issuer is solely responsible for the content of this announcement.
IFCO Systems N.V. announces Q3 2002 results

The trading environment in Q3 2002 continued to be challenging. While the European economies remained largely unchanged, Germany, specifically the retail market sustained a continued downturn. The economic environment in the US also failed to show a substantial recovery. Despite unfavourable conditions and the ongoing debt restructuring process, the Company achieved 3.7% growth in revenues and 91.5% growth in EBITDA in Q3 2002, and 1.4% revenue growth and 24.2% EBITDA growth year to date 2002, compared with the previous year. The Restructuring of the euro 200m 10 5/8% Senior Subordinated Notes is due to be completed by the end of 2002 and the timing is line with management expectations. As a result the Company’s debt will be reduced by euro 200m plus the accrued interest of euro 22.1m, a total of euro222.1m, as the notes and the interest are exchanged in a debt for equity swap.

Total revenues, in Q3 2002 totalled US$93.9m compared to revenues of US$ 90.5m in Q3 2001, an increase of 3.7%. Year to date 2002 total revenues increased by 1.4% to US$ 283.3m from US$ 279.4m in the same period in 2001. Total EBITDA increased by 91.5% from US$6.8m in Q3 2001 to US$12.9m in Q3 2002. For the first nine months of 2002 the Company achieved EBITDA of US$33.3m compared to US$26.8m in the same prior year period, an increase of 24.2%. Margins also improved significantly by 6.3 percentage points in Q3 2003 as well as 2.2 percentage points in YTD against the prior year period. The company reduced SG&A expenses, as a percentage of sales, to 11.3% in Q3 2002 compared to 14.5% for the same period in the previous year and from 14.1% to 11.4% for the nine months ended September 2001 and 2002, respectively.

Total interest-bearing debt, including capital lease obligations and the 10 5/8% Senior Subordinated Notes amounted to US$319.7m, as at the end September 2002 compared to US$323.5m at the end of June 2002. Senior debt decreased by US$3.7 against Q2 2002.

The company reports a net income of US$3.6m for the three months ended September 30, 2002. This compares with a net loss of US$98.8 in Q3 2001. For the nine months ended September 2002, the Company recorded a net loss of US$37.9m, compared with a net loss of US$84.3m in the prior year period.

B-1

APPENDIX C

For immediate release
Date: 27 November 2002
Frankfurt:(IFE)

IFCO Systems N.V. announces Q3 2002 results

Significant improvement in EBITDA despite a challenging environment
The trading environment in Q3 continued to be challenging. While the European economies remained largely unchanged, Germany, specifically the retail market sustained a continued downturn. The economic environment in the US also failed to show a substantial recovery. Despite these unfavourable conditions and the ongoing debt restructuring process, the Company achieved 3.7% growth in revenues and 91.5% growth in EBITDA in Q3 2002, and 1.4% revenue growth and 24.2% EBITDA growth year to date 2002, compared with the previous year. The restructuring of the €200m 10 5/8% Senior Subordinated Notes is due to be completed by the end of 2002 and the timing is line with management expectations. As a result the Company’s debt will be reduced by €200m plus the accrued interest of €22.1m, a total of €222.1m, as the notes and the interest are exchanged in a debt for equity swap.

Revenues: Total Revenues in Q3 2002 totalled US$93.9m compared to revenues of US$ 90.5m in Q3 2001, an increase of 3.7%. Year to date 2002 total revenues, increased by 1.4% to US$ 283.3m from US$ 279.4m in the same period in 2001.

RPC revenues grew by 4.1 % to US$38.3m compared to Q3 2001. Year to date 2002 revenues in this division amounted to US$108.3m and were unchanged compared to the same period in the previous year. RPC trips in Q3 2002 were 11.8% lower than in the same period of the prior year. Once again the US RPC business performed strongly and Europe, excluding Germany, also developed in line with expectations. The shortfall in trips was mainly due to the German business, where the continuing unfavourable retail trading environment, as well as the uncertainty created by the debt restructuring process negatively affected the business with German retailers.

Pallet Services achieved revenues of US$52.3m in the third quarter 2002, an increase of 6.9% from Q3 2001. Year to date revenues in this division increased by 3.5% to US$162.7m from US$157.2m compared to the same period in 2001.

As the Pallet Recycling business tracked GDP growth in the US, the crating business continued to contribute strongly. As a result of the national sales program, new contracts have been entered into to increase used pallet supply as well as sales.

Pallet Pooling Services (Canadian pallet rental pool) revenues declined from US$4.9m in Q3 2001 to US$3.4m in 2002 or 30.4%. Year to date revenues declined by 11.2%, from US$13.9 in 2001 to US$ 12.4m in the current year. Revenues in Q3 2003 were lower as a result of the elimination of the FLEX program in Q4 2001, this quarter is also a seasonally slow period for the continuing recycling business.

EBITDA: Total EBITDA increased by 91.5% from US$6.8m in Q3 2001 to US$12.9m in Q3 2002. For the first nine months of 2002 the Company achieved EBITDA of US$33.3m compared to US$26.8m in the same prior year period, an increase of 24.2%. The EBITDA performance reflects the strong upward trend in profitability since the beginning of 2002 from US$9.2m in Q1 2002, to US$11.1m in Q2 2002 to US$12.9m in Q3. Margins also improved significantly by 6.3 percentage points in Q3 2002 as well as 2.2 percentage points in YTD against the prior year period. The continuing strong EBITDA and respective margin performance is the result of the cost and efficiency measures that have been implemented by the management over the last six quarters.

The RPC division achieved EBITDA of US$8.9m in Q3 2002 compared to US$6.3m in Q3 2001, an increase of 41.0%. Year to date EBITDA increased 21.9% from US$18.3m in 2001 to US$22.2m in 2002. The strong improvement in the margin by 6.1 percentage points allowed a 4.1% revenue increase to be turned into a 41.0 % EBITDA increase. This was achieved by, on one hand by an increased revenue per trip and on the other hand reduced cost per trip as a result of better managed washing, transport and collection processes.

EBITDA for the Pallet Services division amounted to US$4.7m in Q3 2002 compared with US$2.3m in Q3 2001, an increase of 107.6%. The company achieved EBITDA of US$13.6m in the first nine months 2002 compared with US$12.7 in the same period the previous year, an increase of 7.2%. The margin increased by 4.4 percentage points in Q3 2002 to 9.1 % and 0.3 percentage points to 8.4% YTD 2002, compared with the prior year period. Comparisons with Q3 2001 are somewhat distorted due to the negative effects on the business following the events of September 11 2001 in the United States. The YTD EBITDA growth reflects the continued strong focus on costs and process efficiencies, as well as improved controls.

Pallet Pooling Services in Canada, achieved EBITDA of US$0.2m in Q3 2002 compared with US$0.4m in Q3 2001. Year to date 2002 EBITDA of US$0.2m compares with US$0.8m for the same period in 2001.

The EBITDA was consistent and slightly above management’s target as the Pooling division implements the restructuring measures following the problems it experienced in 2001.

SG & A: Once again significant savings have been made as the Company has continued its aggressive review and control of all expenses. The company reduced SG&A expenses, as a percentage of sales, to 11.3% in Q3 2002 compared to 14.5% for the same period in the previous year and from 14.1% to 11.5% for the nine months ended September 2001 and 2002, respectively. This was mainly achieved by overall headcount reduction, cutting legal and consulting expenses as well as a decrease in audit fees.

Debt: Total interest bearing debt, including capital lease obligations and the 10 5/8% Senior Subordinated Notes amounted to US$319.7m, as at the end September 2002 compared to US$323.5m at the end of June 2002. Senior debt decreased by US$3.7 against Q2 2002. As a result of the anticipated restructuring of the €200m 10 5/8% Senior Subordinated Notes the total interest bearing debt will be reduced by €200m or the respective amount in US$.

Working capital: The working capital position has been reduced in Q3 2002 by US$25.2m to US$79.7m versus Q2 2002, due, mainly, to a decrease in account payables and other accrued expenses.

Net income/loss: The company reports a net income of US$3.6m for the three months ended September 30, 2002. This compares with a net loss of US$98.8 in Q3 2001.For the nine months ended September 2002 the Company recorded a net loss of US$37.9m, compared with a net loss of US$84.3m in the same period the previous year. For the first nine months of 2002, US$25.5m of the total net loss was primarily due to currency translation losses on the euro-denominated notes and, as such, represent a book loss. An additional amount of US$14.9m reflects the continuing accrual of interest expenses on the senior subordinated notes which will be exchanged for equity in the debt restructuring, which is planned to be completed at the end of this year. Excluding this currency translation book loss and the interest accrual for the senior subordinated notes, the recorded net loss would be a net gain of US$2.5m for the nine months 2002.

Financials
[thsd US-$]	Q3/02	Q3/01	Variance	Q3 YTD	Q3 YTD	Variance
	Acutal	Prior Year	%	Acutal	Prior Year	%
Revenues
RPC	38.279	36.781	4,1%	108.259	108.272	0,0%
RPC Granulate Sales	0	2.780	-100,0%	2.686	7.813	-65,6%
RPC	38.279	39.561	-3,2%	110.945	116.085	-4,4%
Pallet Services	52.263	48.902	6,9%	162.673	157.229	3,5%
Pallet Pooling Services	3.383	4.859	-30,4%	12.371	13.935	-11,2%
Total *	93.925	93.322	0,6%	285.989	287.249	-0,4%
Total Revenues w/o Granulate Sales	93.925	90.542	3,7%	283.303	279.436	1,4%
*These numbers do not include revenues of US$ 10.m (Q3 2001)/ US$ 3.2m (Q3 YTD 2001) from Argentina and revenues of US$ 6 thsd (Q3 2001) / US$ 1.7m (Q3 YTD 2001) from ISL
EBITDA
RPC	8.871	6.290	41,0%	22.228	18.242	21,9%
RPC Granulate Sales	0	2.780	-100.0%	2.686	7.813	-65,6%
RPC	8.871	9.070	-2,2%	24.914	26.055	-4,4%
Pallet Services	4.746	2.286	107,6%	13.588	12.675	7,2%
Pallet Pooling Services	216	352	-38,6%	228	780	-70,8%
Total	13.833	11.708	18,1%	38.730	39.510	-2,0%
NV Overhead	-887	-2.166	-59,0%	-2.753	-4.894	-43,7%
Total EBITDA after NV OH	12.946	9.542	35,7%	35.977	34.616	3,9%
Total EBITDA w/o Granulate Sales	12.946	6.762	91,5%	33.291	26.803	24,2%

The numbers in the text refer to the Company’s continuing businesses only, from which Argentina (deconsolidated at end 2001) and ISL (terminated at end 2001) have been excluded.

Furthermore, following a new supply agreement with SWS effective January 2002, granulate sales have also now been excluded from the Company’s revenue and EBITDA numbers.

For further information please contact:
Investor Relations
IFCO Systems N.V.
Zugspitzstrasse 15
82049 Pullach - Germany
+49 89 744 91 223

The statements in this press release regarding management’s expectations, estimates and projections constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such statements are subject to risks and uncertainties that could cause IFCO Systems’ results to differ materially from those expectations. Such risks and uncertainties include, but are not limited to: (1) the Company’s significant indebtedness; (2) the Company’s ability to complete a restructuring of its debt; (3) the cost and availability of financing for operations, capital expenditures, and contemplated growth; (4) the ability to comply with covenants of credit agreements to which IFCO Systems is a party and to make required payments of interest and principal; (5) the ability to comply with covenants of the indenture governing the Company’s senior subordinated notes and to make required payments of interest and principal; (6)

IFCO Systems’ ability to effectively integrate its operations and achieve its operational and growth objectives; (7) the competitive nature of the container businesses, including returnable plastic containers, or RPCs, and pallets; (8) customer demand and business and economic cycles; (9) seasonality; (10) weather conditions; (11) availability and cost of used pallets; (12) changes in national or international politics and economics; (13) currency exchange rate fluctuations; and (14) changes in capital and financial markets, including the performance of companies listed on the Frankfurt Stock Exchange. This announcement should be read in conjunction with the filings made by the Company with the U.S. Securities and Exchange Commission and the Frankfurt Stock Exchange. These filings disclose risk factors and other information that could cause actual results to materially differ from management’s expectations.

APPENDIX D

FOR IMMEDIATE RELEASE

Shareholders of IFCO Systems N.V. Approve Agreement on Debt Restructuring

Amsterdam, 2 December — IFCO Systems N.V. (“IFCO” or the “Company”) today announced the approval by its shareholders at a general meeting held on November 28, 2002 of the restructuring agreement (the “Restructuring Agreement”) which IFCO has entered into with noteholders representing nearly 99% of the Company’s EUR 200 million 10.625% Senior Subordinated Notes due 2010, and with the Schoeller Group entities who hold approximately 45.5% of the Company’s issued and outstanding share capital. Additionally, the Company’s shareholders approved all corporate measures required for the implementation of the Restructuring Agreement. The shareholders’ vote of approval allows the Company to proceed towards completing the restructuring, subject to the conditions set forth in the Restructuring Agreement.

For further information, please contact:

IFCO Systems N.V.
Karl Pohler, Chief Executive Officer	Tel: +49 89 7449 1112
Michael Nimtsch, Chief Financial Officer	Tel: +49 89 7449 1121
Gabriela Sexton, Investor Relations	Tel. +49 89 7449 1223

Financial Advisors to the Company:
Gleacher & Company
Robert A. Engel, Managing Director	Tel: +44 207 484 1121
Kenneth Ryan, Director	Tel: +44 207 484 1133

Financial Advisors to the Ad Hoc Committee of Noteholders:
Close Brothers Corporate Finance Limited
Peter Marshall	Tel: +44 207 655 3100

Houlihan Lokey Howard & Zukin Capital
Joseph Swanson, Senior Vice President	Tel: +44 207 839 3355
Milos Brajovic, Vice President	Tel: +44 207 747 2722

The statements in this press release regarding management’s expectations, estimates and projections constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such statements are subject to risks and uncertainties that could cause IFCO Systems’ results to differ materially from those expectations. Such risks and uncertainties include, but are not limited to: (1) the Company’s significant indebtedness; (2) the Company’s ability to complete a restructuring of its debt; (3) the cost and availability of financing for operations, capital expenditures, and contemplated growth; (4) the ability to comply with covenants of credit agreements to which IFCO Systems is a party and to make required payments of interest and principal; (5) the ability to comply with covenants of the indenture governing the Company’s senior subordinated notes and to make required payments of interest and principal; (6) IFCO Systems’ ability to effectively integrate its operations and achieve its operational and growth objectives; (7) the competitive nature of the container businesses, including returnable plastic containers, or RPCs, and pallets; (8) customer demand and business and economic cycles; (9) seasonality; (10) weather conditions; (11) availability and cost of used pallets; (12) changes in national or international politics and economics; (13) currency exchange rate fluctuations; and (14) changes in capital and financial markets, including the performance of companies listed on the Frankfurt Stock Exchange. This announcement should be read in conjunction with the filings made by the Company with the U.S. Securities and Exchange Commission and the Frankfurt Stock Exchange. These filings disclose risk factors and other information that could cause actual results to materially differ from management’s expectations. For more information please contact:

Gabriela Sexton
Investor Relations
IFCO Systems N.V.
Zugspitzstrasse 15
82049 Pullach – Germany
+49 89 744 91 223
email: Gabriela.Sexton@ifco.de

D-1

These materials are not an offer for sale of securities in the United States. Securities may not be offered or sold in the United States absent registration under the U.S. Securities Act of 1933 or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that will contain detailed information about the Company and management, as well as financial statements. For the listing of the Company’s new ordinary shares and warrants on the Frankfurt Stock Exchange, a listing prospectus will be prepared. To the extent permissible under applicable securities laws, the Company will inform shareholders when and where the listing prospectus will become available.

D-2